SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 12, 2024

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, July 12, 2024 regarding “Second quarter report 2024”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: July 12, 2024

Second quarter report 2024

Strategic highlights – taking proactive action in a challenging market environment

•	Delivering on network technology leadership strategy; externally recognized as 5G leader for 4th consecutive year.

•	Further progress to build out Global Network Platform for network APIs; two additional partnerships in Q2.

•	New 5G patent licensing agreement signed; on track to deliver the SEK 12-13 b. IPR revenue target for 2024.

Financial highlights – strong gross margin expansion, partly offset by targeted R&D investments

•	Sales declined -7%* YoY, but market area North America grew by 14%*. Reported sales were SEK 59.8 (64.4) b.

•	Adjusted[1] gross income increased to SEK 26.3 (24.7) b. driven by strong gross margin expansion. Reported gross income was SEK 25.8 (24.1) b.

•	Adjusted[1] gross margin was 43.9% (38.3%) supported by higher IPR licensing revenue and cost actions. Networks adjusted gross margin was 46.1% (39.3%). Reported gross margin was 43.1% (37.4%).

•	Adjusted[1] EBITA was SEK 4.1 (3.7) b. with a 6.8% (5.7%) margin, with higher gross income partly offset by increased R&D investments in Networks for technology leadership. EBITA was SEK 2.4 (0.5) b.

•	Net income (loss) was SEK -11.0 (-0.6) b., including a SEK -11.4 b. impairment impact. EPS diluted was SEK -3.34 (-0.21).

•	Free cash flow before M&A was SEK 7.6 (-5.0) b. benefiting from a strong improvement in working capital.

Börje Ekholm, President and CEO, said: “In Q2, we maintained our leading market position, returned to growth in North America, and delivered strong gross margin expansion and free cash flow. We remained focused on matters in our control, to optimize our business amid a challenging market environment, with industry investment levels unsustainably low.

Vonage remains foundational to build out a global platform for network APIs. This is critical for the digitalization of enterprises and society, and will drive future growth in the telecoms industry. We recorded an impairment charge in Q2, as market growth in the current business has slowed, and we must now refocus on improving performance.

Our results highlight our competitiveness, and we will continue to take proactive steps to position the business for longer-term success. We expect market conditions to remain challenging this year, as the pace of India investments slow, however our sales will benefit during the second half from contract deliveries in North America.”

SEK b.	Q2 2024	Q2 2023	YoY change	Q1 2024	QoQ change	Jan-Jun 2024	Jan-Jun 2023	YoY change
Net sales	59.8	64.4	-7%	53.3	12%	113.2	127.0	-11%
Organic sales growth ²	—	—	-7%	—	—	—	—	-10%
Gross margin ²	43.1%	37.4%	—	42.5%	—	42.8%	38.0%	—
EBIT (loss)	-13.5	-0.3	—	4.1	—	-9.4	2.7	—
EBIT margin ²	-22.6%	-0.5%	—	7.7%	—	-8.3%	2.2%	—
EBITA ²	2.4	0.5	348%	4.9	-50%	7.3	4.4	67%
EBITA margin ²	4.1%	0.8%	—	9.2%	—	6.5%	3.5%	—
Net income (loss)	-11.0	-0.6	—	2.6	—	-8.4	1.0	—
EPS diluted, SEK	-3.34	-0.21	—	0.77	—	-2.57	0.25	—
Free cash flow before M&A	7.6	-5.0	—	3.7	107%	11.3	-13.0	—
Net cash, end of period	13.1	1.9	—	10.8	22%	13.1	1.9	—

Adjusted financial measures ²
Adjusted gross margin	43.9%	38.3%	—	42.7%	—	43.4%	39.0%	—
Adjusted EBIT (loss)	-11.9	2.8	—	4.3	—	-7.6	6.8	—
Adjusted EBIT margin	-19.9%	4.4%	—	8.1%	—	-6.7%	5.4%	—
Adjusted EBIT excluding impairments ³	3.2	2.8	14%	4.3	-25%	7.5	6.8	10%
Adjusted EBIT margin excluding impairments ³	5.4%	4.4%	—	8.1%	—	6.7%	5.4%	—
Adjusted EBITA	4.1	3.7	10%	5.1	-20%	9.2	8.5	8%
Adjusted EBITA margin	6.8%	5.7%	—	9.6%	—	8.1%	6.7%	—

*	Sales adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations.
[1]	Adjusted metrics are adjusted to exclude restructuring charges. This is a change in nomenclature only, compared with previous reports.
[2]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statement.
[3]	Excluding the non-cash impairment recorded in the second quarter 2024, relating to the impairment of intangible assets mainly attributed to the Vonage acquisition.

1 Ericsson | Second quarter report 2024. July 12, 2024.

Amounts marked with an ‘*’ in this document represent sales growth adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations, also named organic sales growth. These numbers present performance on a comparable basis to improve the comparability of results between periods. Organic sales growth figures are non-IFRS measures. ‘Adjusted’ metrics are adjusted to exclude restructuring charges and are non-IFRS measures. This is a change in nomenclature only. See ‘Financial statements and other information’ for Alternative performance measures.

Group results

SEK b.	Q2 2024	Q2 2023	YoY change	Q1 2024	QoQ change	Jan-Jun 2024	Jan-Jun 2023	YoY change
Net sales	59.8	64.4	-7%	53.3	12%	113.2	127.0	-11%
Organic sales growth ¹	—	—	-7%	—	—	—	—	-10%
Gross income	25.8	24.1	7%	22.7	14%	48.5	48.3	0%
Gross margin	43.1%	37.4%	—	42.5%	—	42.8%	38.0%	—
Research and development (R&D) expenses	-14.9	-13.8	—	-11.6	—	-26.5	-25.7	—
Selling and administrative expenses	-23.1	-10.6	—	-8.7	—	-31.8	-19.8	—
Impairment losses on trade receivables	-0.1	-0.3	—	-0.3	—	-0.3	-0.4	—
Other operating income and expenses	-1.3	0.3	—	2.0	—	0.7	0.3	132%
Share in earnings of JV´s and associated companies	0.0	0.1	-13%	0.0	—	0.0	0.0	—
EBIT (loss)	-13.5	-0.3	—	4.1	—	-9.4	2.7	—
EBIT margin ¹	-22.6%	-0.5%	—	7.7%	—	-8.3%	2.2%	—
EBITA ¹	2.4	0.5	—	4.9	-50%	7.3	4.4	67%
EBITA margin ¹	4.1%	0.8%	—	9.2%	—	6.5%	3.5%	—
Financial income and expenses, net	-0.4	-0.4	—	-0.5	—	-0.8	-1.3	—
Income tax	2.9	0.1	—	-1.0	—	1.9	-0.4	—
Net income (loss)	-11.0	-0.6	—	2.6	—	-8.4	1.0	—
Restructuring charges	-1.6	-3.1	—	-0.2	—	-1.8	-4.1	—

Adjusted financial measures ¹
Adjusted gross margin	43.9%	38.3%	—	42.7%	—	43.4%	39.0%	—
Adjusted EBIT (loss)	-11.9	2.8	—	4.3	—	-7.6	6.8	—
Adjusted EBIT margin	-19.9%	4.4%	—	8.1%	—	-6.7%	5.4%	—
Adjusted EBIT excluding impairments ²	3.2	2.8	14%	4.3	-25%	7.5	6.8	10%
Adjusted EBIT margin excluding impairments ²	5.4%	4.4%	—	8.1%	—	6.7%	5.4%	—
Adjusted EBITA	4.1	3.7	10%	5.1	-20%	9.2	8.5	8%
Adjusted EBITA margin	6.8%	5.7%	—	9.6%	—	8.1%	6.7%	—

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.
[2]	Excluding the non-cash impairment recorded in the second quarter 2024, relating to the impairment of intangible assets mainly attributed to the Vonage acquisition.

Net sales

Sales decreased by -7%*, reflecting reduced operator investment levels across most geographies. The sales decline was due to a -11%* decrease in Networks, as a return to growth in North America was more than offset by lower customer investment levels, primarily in India, after record investment levels in 2023. Organic sales were stable in Cloud Software and Services, and in Enterprise. Reported Group sales decreased by -7% to SEK 59.8 (64.4) b.

A new 5G patent licensing agreement was signed in the quarter and the IPR licensing revenue increased to SEK 3.9 (3.2) b., of which a portion related to retroactive revenue for unlicensed periods. Following new agreements, the Company is on track to deliver its 2024 IPR revenue target of SEK 12-13 b. 82% of IPR licensing revenues are reported in segment Networks, with the remainder in Cloud Software and Services. Opportunities to further grow IPR licensing revenues remain.

Gross income and margin

Adjusted gross margin increased to 43.9% (38.3%) driven primarily by improved gross margin in Networks. This was supported by increased IPR licensing revenues, cost-reduction actions and competitive portfolio offerings. Gross margin also increased in Cloud Software and Services, and in Enterprise. Adjusted gross income increased to SEK 26.3 (24.7) b. as the strong increase in gross margin was partly offset by lower sales.

Reported gross income increased to SEK 25.8 (24.1) b., with a gross margin of 43.1% (37.4%).

Impact of impairment

The second quarter results include a non-cash impairment loss, relating to the impairment of intangible assets mainly attributed to the Vonage acquisition. This had a SEK -13.9 b. negative impact on operating expenses in the quarter. Full details on the impairment impacts are provided in note 10 in the Financial statements and other information.

Research and development (R&D) expenses

R&D expenses increased to SEK -14.9 (-13.8) b., including a SEK 0.9 b. benefit from lower restructuring charges and a SEK -1.2 b. impact relating to the impairment of intangible assets.

Excluding restructuring and impairment impacts, R&D expenses increased by SEK -0.8 b. YoY. Investments in R&D for technology leadership and operational resiliency, as well as the impact from salary increases, higher variable incentive accruals, and the discontinuation of capitalization of development expenses in Enterprise, were partially offset by savings from cost reduction actions.

Selling and administrative (SG&A) expenses

SG&A expenses increased to SEK -23.1 (-10.6) b. including a SEK -12.6 b. impact relating to the impairment of intangible assets, and a SEK 0.6 b. benefit from lower restructuring charges. Excluding these impacts, SG&A expenses increased by SEK -0.4 b. YoY, as the benefit of cost actions was offset by salary increases, higher variable incentive accruals, and investments in Enterprise.

2 Ericsson | Second quarter report 2024. July 12, 2024.	Group results

Other operating income and expenses

Other operating income and expenses were SEK -1.3 (0.3) b. reflecting a SEK -1.3 b. impact from the impairment charge.

Restructuring charges

Restructuring charges amounted to SEK -1.6 (-3.1) b. mainly related to redundancy activities. Gross income included SEK -0.5 (-0.6) b. of restructuring charges, while restructuring charges in operating expenses were SEK -1.2 (-2.6) b.

EBITA

Adjusted EBITA increased by 10% YoY to SEK 4.1 (3.7) b., as higher gross income was partly offset by increased operating expenses. The adjusted EBITA margin was 6.8% (5.7%).

EBITA increased to SEK 2.4 (0.5) b. corresponding to an EBITA margin of 4.1% (0.8%).

EBIT (loss)

Adjusted EBIT (loss) decreased to SEK -11.9 (2.8) b. including a SEK -15.1 b. impairment charge impact. The adjusted EBIT margin was -19.9% (4.4%). Excluding the impairment charge, adjusted EBIT would have been SEK 3.2 b. Amortization impacted EBIT by SEK -0.8 (-0.9) b.

Reported EBIT (loss) decreased to SEK -13.5 (-0.3) b. with an EBIT margin of -22.6% (-0.5%), including a SEK -15.1 b. impairment charge impact.

Financial income and expenses, net

Financial income and expenses were stable at SEK -0.4 (-0.4) b. The currency hedge effect was SEK 0.0 (-0.1) b.

Income tax

Taxes were SEK 2.9 (0.1) b. The reported positive tax is a result of the negative income after financial items and includes a SEK 3.7 b. tax benefit resulting from the impairment of intangible assets. Excluding the impairment impact, a tax rate of 30% is expected for the full year. Excluding the impact of impairments the full year 2023 tax rate was 32%.

Net income (loss)

Net income (loss) decreased to SEK -11.0 (-0.6) b., including a SEK -11.4 b. net impact from the impairment. Diluted EPS decreased to SEK -3.34 (-0.21).

Employees

The number of employees on June 30, 2024, was 97,985 compared with 99,140 on March 31, 2024.

Conclusion of Monitorship

On June 3, 2024, Ericsson announced the conclusion of the work and term of the independent compliance monitor originally appointed by the DOJ in June 2020 in connection with the DPA. The monitorship and Plea Agreement concluded on June 2, 2024. The Company is continuing to cooperate fully with DOJ and SEC investigations related to historical conduct.

Vodafone Idea Transaction

In June 2024, Ericsson India Private Limited entered into an agreement with Vodafone Idea Limited (“VIL”) to settle outstanding accounts receivables, and to take an equity stake in VIL. The transaction was placed before the shareholders of VIL at a meeting held on 10 July 2024 and approved. The impact of the transaction is expected to be recognized in the Company’s Q3 results. The shares will be subject to a six-month lock up period.

Financial highlights, year-to-date (Jan-June) development

Sales decreased by -10%* mainly driven by a -15%* decline in Networks. Cloud Software and Services sales declined by -1%* and Enterprise grew by 1%*.

Reported sales decreased by -11% to SEK 113.2 (127.0) b. mainly driven by a -16% sales decline in Networks to SEK 71.4 (84.9) b. Sales in Cloud Software and Services declined by -1% to SEK 28.2 (28.5) b. and Enterprise sales grew by 1% to SEK 12.5 (12.4) b.

The decline in sales was primarily a result of materially lower sales in market area South East Asia, Oceania and India, as investment levels in India have normalized after a record year in 2023. Sales declined organically in all market areas except Middle East and Africa, which was stable. Sales were supported by IPR licensing revenues of SEK 7.0 (5.7) b.

Adjusted gross income decreased slightly to SEK 49.1 (49.6) b. while gross margin increased to 43.4% (39.0%). The improvement in gross margin was driven by a more favorable market mix, cost reduction initiatives, and increased IPR licensing revenues. Reported gross income was SEK 48.5 (48.3) b. with a gross margin of 42.8% (38.0%).

Adjusted EBITA increased to SEK 9.2 (8.5) b. with a margin of 8.1% (6.7%). Lower gross income and increased operating expenses were more than offset by a one-time gain of SEK 1.9 b. in Q1 2024. EBITA increased to SEK 7.3 (4.4) b. and the EBITA margin was 6.5% (3.5%).

Adjusted EBIT (loss) was SEK -7.6 (6.8) b. with a margin of -6.7% (5.4%), including a SEK -15.1 b. impairment charge impact. Amortization of intangible assets was SEK -1.6 (-1.7) b. Reported EBIT (loss) decreased to SEK -9.4 (2.7) b., and the EBIT margin was -8.3% (2.2%).

Net income (loss) declined to SEK -8.4 (1.0) b. including a SEK -11.4 b. impairment charge impact and restructuring charges of SEK -1.8 (-4.1) b. Excluding these impacts, operating expenses increased by SEK -0.4 b. YoY. The net income decline was partly offset by lower taxes, which were SEK 2.3 b. lower YoY. Diluted EPS decreased to SEK -2.57 (0.25).

3 Ericsson | Second quarter report 2024. July 12, 2024.	Group results

Market area sales

SEK b.	Q2 2024	Q2 2023	YoY change	YoY organic growth	Q1 2024	QoQ change	Jan-Jun 2024	Jan-Jun 2023	YoY change	YoY organic growth
North America	16.6	14.4	15%	14%	13.9	19%	30.5	31.4	-3%	-3%
Europe and Latin America	15.6	16.0	-2%	-3%	13.2	18%	28.9	30.2	-4%	-5%
South East Asia, Oceania and India	7.7	13.8	-44%	-44%	8.6	-10%	16.3	27.8	-41%	-41%
North East Asia	4.6	5.1	-10%	-3%	3.4	33%	8.0	9.4	-15%	-9%
Middle East and Africa	4.9	5.3	-8%	-8%	4.6	7%	9.6	9.5	0%	0%
Other	10.4	9.8	7%	7%	9.5	9%	20.0	18.7	7%	8%
Of which IPR	3.9	3.2	22%	—	3.1	26%	7.0	5.7	23%	—
Total	59.8	64.4	-7%	-7%	53.3	12%	113.2	127.0	-11%	-10%

Market Area North America

Sales increased by 14%* YoY. Networks sales increased by 20%* as some larger customers selectively increased network investments. Sales benefited from recent contract wins, and further support is expected in the second half of 2024. Cloud Software and Services sales declined by -7%* due to project phasing. Reported sales increased by 15% YoY.

Market Area Europe and Latin America

Sales decreased by -3%* YoY. Sales in Europe declined slightly, due to lower operator network investments and managed services volumes. In Latin America, sales decreased due to lower network investments, and competition increased. Reported sales declined by -2% YoY.

Market Area South East Asia, Oceania and India

Sales decreased by -44%* YoY. Networks sales declined primarily in India as investment levels have normalized after a record year in 2023. Cloud Software and Services sales increased, benefiting from the completion of project milestones. Reported sales declined by -44%.

Market Area North East Asia

Sales declined by -3%* YoY as a result of more normalized investment levels in several markets after significant 5G radio and core network deployments in recent years. Reported sales declined by -10% YoY.

Market Area Middle East and Africa

Sales declined by -8%*, primarily due to macroeconomic headwinds and a slowdown in operator capex investments in several markets. Reported sales decreased by -8% YoY.

Market Area Other

Market area Other primarily includes IPR licensing revenues and almost all sales in segment Enterprise. Sales increased by 7%* driven by IPR licensing revenues, benefiting from recent new agreements. Reported sales increased by 7%.

4 Ericsson | Second quarter report 2024. July 12, 2024.	Market area sales

Segment results

Mobile Networks – Segment Networks

SEK b.	Q2 2024	Q2 2023	YoY change	Q1 2024
Net sales	37.7	42.4	-11%	33.7
Of which IPR licensing revenues	3.2	2.6	22%	2.5
Organic sales growth	—	—	-11%	—
Gross income	17.1	16.3	5%	14.9
Gross margin	45.5%	38.4%	—	44.0%
EBIT	4.8	2.6	81%	4.2
EBIT margin	12.6%	6.2%	—	12.3%
EBITA	4.8	2.7	78%	4.2
EBITA margin	12.7%	6.3%	—	12.4%
Restructuring charges	-0.5	-2.2	—	-0.1
Adjusted financial measures
Adjusted gross margin	46.1%	39.3%	—	44.3%
Adjusted EBIT	5.2	4.8	9%	4.3
Adjusted EBIT margin	13.9%	11.3%	—	12.6%
Adjusted EBITA	5.3	4.9	8%	4.3
Adjusted EBITA margin	13.9%	11.4%	—	12.7%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Sales growth in North America of 20%* YoY.
•	Improved gross margin supported by cost initiatives.
•	5G leader[1] in Frost Radar™ & Gartner® Magic Quadrant™

Net sales

Sales decreased by -11%* YoY, reflecting reduced customer investment levels across most geographies. Sales increased by 12% sequentially, ahead of usual seasonality, benefiting from a return to growth in North America. Reported sales decreased by -11% to SEK 37.7 (42.4) b.

Sales in market area North America increased by 20%* as some larger customers selectively increased network investments, and declined in the other market areas. In market area South East Asia, Oceania and India sales declined by -55%*, primarily due to lower operator capex investments in India, after record investment levels in 2023. IPR licensing revenues increased, as a result of a new licensing agreement signed in the quarter.

Gross income and margin

Adjusted gross margin increased to 46.1% (39.3%), as a result of a favorable business mix with an earlier than anticipated impact from selective capex investments in North America, and higher IPR licensing revenues. In addition, the gross margin was supported by cost-reduction initiatives and a competitive portfolio offering. Adjusted gross income increased to SEK 17.4 (16.7) b.

EBITA

Adjusted EBITA increased to SEK 5.3 (4.9) b. YoY and the EBITA margin was 13.9% (11.4%). The benefit of higher gross income and continued efficiency improvements was partly offset by increased R&D investments. These R&D investments support the strategy to build high-performance programmable networks.

Net sales rolling four quarters were SEK 157.9 b. and the adjusted EBITA margin rolling four quarters was 14.0%.

1.	Recognized 5G leader in Frost Radar™ 5G Network Infrastructure Market 2024, and in Gartner® Magic Quadrant™ Critical Capabilities for CSP 5G RAN Network Infrastructure Solutions report.

Mobile Networks – Segment Cloud Software and Services

SEK b.	Q2 2024	Q2 2023	YoY change	Q1 2024
Net sales	15.2	15.1	0%	13.0
Of which IPR licensing revenues	0.7	0.6	22%	0.6
Organic sales growth	—	—	0%	—
Gross income	5.4	4.9	9%	4.8
Gross margin	35.6%	32.7%	—	37.1%
EBIT (loss)	-0.7	-1.2	—	-0.4
EBIT margin	-4.8%	-7.9%	—	-2.8%
EBITA (loss)	-0.7	-1.2	—	-0.4
EBITA margin	-4.7%	-7.9%	—	-2.7%
Restructuring charges	-0.8	-0.9	—	-0.1
Adjusted financial measures
Adjusted gross margin	37.2%	33.9%	—	37.4%
Adjusted EBIT (loss)	0.1	-0.3	—	-0.3
Adjusted EBIT margin	0.6%	-1.9%	—	-2.3%
Adjusted EBITA (loss)	0.1	-0.3	—	-0.3
Adjusted EBITA margin	0.6%	-1.9%	—	-2.3%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Sales were stable* YoY.
•	Strategy execution drives margin improvement.
•	Continued EBITA improvement, on a rolling basis.

Net sales

Sales were stable* YoY, with slight growth in core networks offset by lower sales elsewhere in the portfolio. Sales increased by 16% sequentially, ahead of usual seasonality. Sales grew in market area South East Asia Oceania and India as a result of the completion of project milestones, while sales declined in other market areas. IPR licensing revenues increased YoY, benefiting from a new licensing agreement signed in the quarter. Reported sales were stable at SEK 15.2 b.

Gross income and margin

Adjusted gross margin increased to 37.2% (33.9%) as a result of improved delivery performance and commercial discipline, and a positive impact from increased IPR licensing revenues. Adjusted gross income increased to SEK 5.7 (5.1) b.

EBITA

Adjusted EBITA improved to SEK 0.1 (-0.3) b. with an EBITA margin of 0.6% (-1.9%). The improvement in gross income was partly offset by increased investments in the 5G portfolio and resiliency, to strengthen delivery performance.

Net sales rolling four quarters were SEK 63.3 b. and the adjusted EBITA margin rolling four quarters was 3.6%.

5 Ericsson | Second quarter report 2024. July 12, 2024.	Segment results

Enterprise – Segment Enterprise

SEK b.	Q2 2024	Q2 2023	YoY change	Q1 2024
Net sales	6.5	6.4	2%	6.0
Of which Global Comms Platform (Vonage)	3.8	4.2	-7%	3.7
Of which Enterprise Wireless Solutions	1.2	1.0	23%	1.0
Organic sales growth	—	—	0%	—
Gross income	3.3	3.0	12%	2.9
Gross margin	51.0%	46.3%	—	48.0%
EBIT (loss)	-17.4	-1.7	—	-1.6
EBIT margin	-268.7%	-26.3%	—	-26.5%
EBITA (loss)	-1.5	-0.9	—	-0.8
EBITA margin	-23.3%	-14.0%	—	-13.7%
Restructuring charges	-0.3	-0.1	—	0.0
Adjusted financial measures
Adjusted gross margin	51.1%	46.3%	—	48.1%
Global Comms Platform (Vonage)	43.2%	40.7%	—	43.0%
Enterprise Wireless Solutions	59.5%	58.2%	—	57.2%
Adjusted EBIT (loss) ¹	-17.1	-1.6	—	-1.5
Adjusted EBIT margin ¹	-264.3%	-25.5%	—	-25.9%
Adjusted EBIT (loss) excluding impairments ²	-2.0	-1.6	—	-1.5
Adjusted EBIT margin excluding impairments ²	-31.1%	-25.5%	—	-25.9%
Adjusted EBITA (loss) ¹	-1.2	-0.8	—	-0.8
Of which Global Comms Platform (Vonage)	-0.7	0.0	—	-0.3
Of which Enterprise Wireless Solutions	-0.7	-0.9	—	-0.4
Adjusted EBITA margin ¹	-18.9%	-13.2%	—	-13.1%

[1]	Common costs are included at segment level only (not distributed within the segment).

•	Sales were stable* YoY in Q2.
•	Refocusing investments in strategically prioritized areas
•	Continuing to invest in the Global Network Platform for network APIs

Net sales

Sales were stable* YoY, as growth in Enterprise Wireless Solutions and Technologies and New Businesses was offset by lower sales in Global Communications Platform. Reported sales increased by 2% to SEK 6.5 (6.4) b.

Sales in Global Communications Platform were negatively impacted by the decision to reduce activities in some countries, as well as the earlier announced low-margin customer contract loss in Q4. These negative impacts are expected to continue during the year as more profitable market segments are prioritized.

Sales in Enterprise Wireless Solutions benefited from good customer demand for private cellular network solutions.

Gross income and margin

Adjusted gross income increased to SEK 3.3 (3.0) b. reflecting growth in sales and improved margins across all business areas. The adjusted gross margin increased to 51.1% (46.3%), benefiting from increased focus on more profitable market segments.

EBITA (loss)

Adjusted EBITA (loss) was SEK -1.2 (-0.8) b., as sales growth in Enterprise Wireless Solutions and Technologies and New Businesses was offset by higher operating expenses in Global Communications Platform. Adjusted EBITA margin was -18.9% (-13.2%).

Adjusted operating expenses were stable in Enterprise Wireless Solutions but increased in Global Communications Platform, due to the discontinuation of capitalization of development expenses as well as investments to efficiently meet contractual and regulatory requirements.

The focus on leveraging the current business to support the build-out of the Global Network Platform for network APIs continues, and during Q2 two additional partnerships with leading mobile network operators were announced.

Net sales rolling four quarters were SEK 25.8 b. and the adjusted EBITA margin rolling four quarters was -13.2%.

Segment Other

SEK b.	Q2 2024	Q2 2023	YoY change	Q1 2024
Net sales	0.5	0.5	-2%	0.6
Organic sales growth	—	—	-5%	—
Gross income	0.0	-0.1	—	0.1
Gross margin	-8.1%	-22.2%	—	18.2%
EBIT (loss)	-0.1	-0.1	—	1.9
EBIT margin	-23.2%	-10.8%	—	317.5%
EBITA (loss)	-0.1	-0.1	—	1.9
EBITA margin	-23.0%	-10.6%	—	317.5%
Restructuring charges	0.0	0.0	—	0.0
Adjusted financial measures
Adjusted gross margin	-7.5%	-22.6%	—	18.2%
Adjusted EBIT (loss)	-0.1	-0.1	—	1.9
Adjusted EBIT margin	-14.1%	-11.2%	—	319.5%
Adjusted EBITA (loss)	-0.1	-0.1	—	1.9
Adjusted EBITA margin	-13.9%	-11.0%	—	319.5%

Net sales

Reported sales were stable at SEK 0.5 (0.5) b.

Gross income and margin

Adjusted gross income was SEK 0.0 (-0.1) b. mainly reflecting the divestment of IoT in Q2 2023. Adjusted gross margin increased to -7.5% (-22.6%).

EBITA (loss)

Adjusted EBITA (loss) was SEK -0.1 (-0.1) b.

Net sales rolling four quarters were SEK 2.4 b.

6 Ericsson | Second quarter report 2024. July 12, 2024.	Segment results

Cash flow and financial position

Free cash flow bridge, SEK b.	Q2 2024	Q2 2023	Q1 2024	Jan-Jun 2024	Jan-Jun 2023
Adjusted EBIT (loss)	-11.9	2.8	4.3	-7.6	6.8

Depreciation, amortization and impairment losses	18.0	2.8	2.6	20.6	5.9

Restructuring charges	-1.6	-3.1	-0.2	-1.8	-4.1

Changes in working capital 1)	6.5	-3.7	0.7	7.2	-15.5

Interest paid/ received, taxes paid, and other	-1.7	-1.7	-2.4	-4.1	-1.9

Cash flow from operating activities	9.3	-2.9	5.1	14.4	-8.7

Capex net and other investing activities	-1.0	-1.4	-0.8	-1.8	-2.9

Repayment of lease liabilities	-0.7	-0.7	-0.6	-1.3	-1.4

Free cash flow before M&A	7.6	-5.0	3.7	11.3	-13.0

M&A	0.0	-0.9	-0.1	-0.2	-1.8

Free cash flow after M&A	7.5	-5.9	3.6	11.1	-14.8

Cash flow from operating activities	9.3	-2.9	5.1	14.4	-8.7
Cash flow from investing activities	-6.0	-2.4	-1.3	-7.3	0.0
Cash flow from financing activities	-5.7	-7.1	-8.5	-14.2	-7.8

SEK b.	Jun 30 2024	Jun 30 2023	Mar 31 2024
Gross cash	53.7	35.7	52.0

- Borrowings, current	8.1	10.4	8.5
- Borrowings, non-current	32.5	23.5	32.7

Net cash	13.1	1.9	10.8

Equity	82.5	132.4	107.6
Total assets	278.5	343.4	299.5
Capital turnover (times)	1.4	1.3	1.2
Return on capital employed (%)	-11.3%	2.7%	9.2%

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

[1]	Defined as Changes in operating net assets.

•	Free cash flow before M&A was SEK 7.6 b.

•	Net cash increased by SEK 2.3 b. QoQ to SEK 13.1 b.

•	Average maturity of long-term borrowings 3.9 years.

Cash flow

Free cash flow before M&A was SEK 7.6 (-5.0) b. primarily driven by a significant reduction in working capital, also benefiting from a one-time inflow of SEK 1.9 b. related to a one-time gain reported in Q1 2024.

Working capital benefited from a favorable change in market mix, significantly lower inventories, and a reduction in accounts receivables due to lower sales volumes.

In Q2 2023 free cash flow before M&A was negatively impacted by a SEK 2.1 b. payment to the U.S. Department of Justice (DOJ).

Cash flow from financing activities was SEK -5.7 (-7.1) b., primarily reflecting SEK -4.7 b. of dividends paid. A further payment of SEK -4.5 b., SEK 1.35 per share, will be paid in October to the shareholders of the parent company.

Financial position

Gross cash increased sequentially by SEK 1.7 b. to SEK 53.7 b. Ericsson has unutilized committed credit facilities of SEK 29.7 b. (USD 2.8 b.).

The average maturity of long-term borrowings was 3.9 years as of June 30, 2024, from 3.6 years in the prior year period.

Net cash increased sequentially by SEK 2.3 b. to SEK 13.1 b. driven by positive free cash flow after M&A.

Liabilities for post-employment benefits increased sequentially to SEK 26.1 b. from SEK 20.8 b. due to lower discount rate in Sweden. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liabilities for post-employment benefits would have been approximately SEK 15.1 b., or SEK 11.0 b. lower than the reported liabilities.

7 Ericsson | Second quarter report 2024. July 12, 2024.	Cash flow and financial position

Key data points

Market

Dell’Oro estimates that the global RAN equipment market will decline by -5% to -8% (-4%) in 2024. North America is expected to grow by 5% to 15% (10% to 20%), Europe to decline by -5% to -15% (0% to -5%) and Mainland China to decline by -5% to -10% (-5% to -10%).

Source: Dell’Oro Mobile RAN Quarterly Report Q124, May 2024. Numbers in parenthesis are from Dell’Oro Mobile RAN Quarterly Report Q423, Feb 2024.

Ericsson

Net sales

Reported average seasonality last 3 years (2021–2023), %.

	Q4gQ1	Q1gQ2	Q2gQ3	Q3gQ4
Networks	-25%	+8%	+1%	+19%
Cloud Software and Services	-34%	+13%	+4%	+33%

Net sales may show large variations between quarters, including currency changes.

Currency exposure

Rule of thumb: A change by 10% of SEK to USD would have an impact of approximately 5% on net sales.

Amortization of intangible assets

Amortization of intangible assets is expected to be around SEK -0.5 b. per quarter, of which approximately SEK -0.4 b. related to segment Enterprise.

Restructuring charges

Restructuring charges for 2024 are expected to be in the range of SEK 3.0-4.0 b.

Segments

Networks

Adjusted gross margin in Q3 is expected to be in the range of 45-47%.

8 Ericsson | Second quarter report 2024. July 12, 2024.	Key data points

Parent Company

Income after financial items January – June 2024, was SEK -7.1 (16.4) b. including impairment of investments in subsidiaries of SEK -11.0 b. in the second quarter.

At the end of the quarter, gross cash (cash, cash equivalents plus interest-bearing securities, current and non-current) amounted to SEK 40.0 (20.8) b.

There was a decrease in intercompany lending of SEK 1.8 b. and in intercompany borrowing of SEK 1.8 b. in the quarter.

At the end of the quarter, non-restricted equity amounted to SEK 10.9 (45.2) billion, and total equity amounted to SEK 59.2 (93.4) b.

The proposed dividend of SEK 2.70 per share (SEK 9.0 b.) was approved by the AGM on April 3, 2024. The first of two equal dividend payouts was made in the beginning of April 2024 and the record date of the second payout will be October 2, 2024.

The AGM 2024 resolved to issue 4,100,000 Class C shares for the Long-Term Variable Compensation Program LTV I 2023 for the company’s executive team. In accordance with an authorization from the AGM, the Board of Directors resolved to repurchase the new issued shares, which were subsequently converted into Class B shares. The quotient value of the repurchased shares was SEK 5.00, totaling SEK 20.5 million.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 704,982 shares from treasury stock were distributed or sold to employees in the second quarter. The holding of treasury stock on June 30, 2024, was 15,579,561 Class B shares.

9 Ericsson | Second quarter report 2024. July 12, 2024.	Parent Company

Other information

Legal proceedings not involving governmental authorities

On March 3, 2022, Telefonaktiebolaget LM Ericsson (together with its consolidated operating companies and all other subsidiaries, “Ericsson” or the “Company”) and certain officers of Ericsson were named as defendants in a putative class action filed on behalf of purchasers of Ericsson ADS in the United States, in the United States District Court for the Eastern District of New York. An amended complaint was filed on September 9, 2022, which added a former Ericsson officer as a defendant. The amended complaint alleged violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and anti-corruption policies and obligations and the conduct of its business in Iraq. On May 24, 2023, the court granted Ericsson’s motion to dismiss and dismissed the case with prejudice, concluding that Ericsson did not violate any disclosure obligation to investors. On June 23, 2023, plaintiff filed a notice of appeal to the United States Court of Appeals for the Second Circuit. Following the submission of appellate briefing over the second half of 2023, oral argument for the appeal was held on March 22, 2024. The Second Circuit court took the matter under advisement and has not yet issued a decision. Ericsson will continue to vigorously defend this matter.

In August 2022, a civil lawsuit was filed in the United States District Court for the District of Columbia against Telefonaktiebolaget LM Ericsson and Ericsson Inc. (collectively, the “Ericsson defendants”). The lawsuit was brought by US military service members, employees of US government contractors and other civilians who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against the Ericsson defendants under the US Anti-Terrorism Act alleging that the Ericsson defendants made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks. In November 2022, the Ericsson defendants filed a motion to dismiss the complaint. On December 20, 2022, plaintiffs filed an amended complaint, which added additional plaintiffs, including a plaintiff injured in Turkey, and also named Ericsson AB (collectively with the Ericsson defendants, the “Ericsson corporate defendants”), CEO Börje Ekholm and a former employee (who has not been served with process) as additional defendants and also asserted additional allegations and claims. In March 2023, the Ericsson corporate defendants and Mr. Ekholm filed motions to dismiss the amended complaint. Plaintiffs filed their oppositions to defendants’ motions to dismiss the amended complaint in June 2023, and defendants filed reply briefs in support of their motions to dismiss in July 2023. All briefing has been submitted, and resolution of the matter is pending with the District Court. All defendants will continue to vigorously defend this matter.

In February 2024, a second civil lawsuit also alleging violations of the US Anti-Terrorism Act was filed in the United States District Court for the District of Columbia. The lawsuit was filed by the same law firm and involves substantially similar factual allegations and claims as those made in the Anti-Terrorism Act lawsuit originally filed in August 2022, and similarly names the same Ericsson corporate defendants, CEO Börje Ekholm and a former employee as defendants. The new lawsuit was brought by additional US military service members, employees of US government contractors and other civilians who were killed or injured in terrorist attacks in Iraq, Afghanistan, Syria, Turkey, Niger, and France from 2005 to 2021, as well as by their family members. The District Court for the District of Columbia has stayed the proceedings in this matter pending its decision on the motions to dismiss in the earlier-filed suit. The defendants will vigorously defend this matter.

Beginning on August 4, 2023, a number of civil lawsuits have been filed against Telefonaktiebolaget LM Ericsson in Solna District Court, Sweden. As of July 12, 2024, 93 claimants have filed suit, which are coordinated and financed by a UK-based litigation funder. The claimants consist of a group of non-Swedish funds and financial institutions that allegedly are or have been shareholders of the Company. Their damages claims are primarily based on alleged inadequate disclosure of the contents of the Company’s 2019 internal Iraq investigation report. Ericsson filed its statement of defense on March 15, 2024 and will continue to vigorously defend this matter.

On October 11, 2023, Ericsson commenced patent infringement proceedings against certain Lenovo entities (together “Lenovo”) in the Eastern District of North Carolina (“EDNC”). In the course of the proceedings, Ericsson seeks declarations that Ericsson has complied with its FRAND commitments and with the ETSI IPR Policy and that Lenovo has infringed Ericsson patents. Ericsson has also commenced patent infringement proceedings against Lenovo at the United States International Trade Commission (“ITC”) and in other jurisdictions (Brazil and Colombia). In return, Lenovo has filed lawsuits against Ericsson in the High Court of Justice in the UK, at the Unified Patent Court, at the ITC, in the EDNC, and has applied for an anti-suit injunction in the EDNC. On February 14, 2024, the EDNC denied the anti-suit injunction. This decision has been appealed. This is a global dispute, and additional lawsuits and other legal actions may be initiated by the parties.

The Company actively manages its IPR portfolio and its need for third party licenses and is involved from time to time, in the ordinary course of business, in litigation related thereto, as plaintiff, defendant and other capacities.

In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other regulatory investigations, lawsuits, claims (including claims by third parties we have indemnified against infringement liability) and proceedings incidental to the ordinary course of business.

Legal proceedings involving governmental authorities

In February 2022, Ericsson publicly disclosed that an internal investigation in 2019 included a review of the conduct of Ericsson employees, vendors and suppliers in Iraq during the period between 2011 to 2019. The investigators could not determine the ultimate recipients of any payments, nor identify that any Ericsson employee was directly involved in financing terrorist organizations. The Company’s 2019 internal investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization.

In March 2022, the United States Department of Justice (“DOJ”) informed Ericsson it had determined that, before entering into the Deferred Prosecution Agreement (“DPA”), the Company provided insufficient information to the DOJ about the Company’s 2019 internal investigation into conduct in Iraq. The DOJ also determined that the Company breached the DPA by failing to inform the DOJ about the investigation after entering into the DPA.

In June 2022, the US Securities and Exchange Commission (“SEC”) informed Ericsson that it opened an investigation concerning

10 Ericsson | Second quarter report 2024. July 12, 2024.	Other information

matters described in the Company’s 2019 internal Iraq investigation report. Under Ericsson’s consent judgment with the SEC, Ericsson is permanently enjoined from violating the anti-bribery, books and records and internal controls provisions in the Foreign Corrupt Practices Act (“FCPA”). Violations of the injunction, consent judgment or securities law could subject the Company to new civil and criminal penalties as well as new enforcement actions.

On March 2, 2023, the Company reached a resolution (“Plea Agreement”) with the DOJ regarding the non-criminal breaches of the DPA. Under the Plea Agreement, Ericsson pleaded guilty to previously deferred charges relating to conduct that occurred prior to 2017. In addition, Ericsson agreed to pay a fine of USD 206.7 million. The entry of the Plea Agreement brought the DPA to an end.

On June 3, 2024, Ericsson announced the conclusion of the work and term of the independent compliance monitor originally appointed by the DOJ in June 2020 in connection with the DPA. The monitorship and Plea Agreement concluded on June 2, 2024.

The Company’s internal investigation and its cooperation with authorities in relation to the matters discussed in the 2019 internal Iraq investigation report remain open and ongoing.

On May 24, 2023, Nasdaq Stockholm concluded its review of Ericsson’s public disclosure obligations concerning its 2019 internal Iraq investigation report and dismissed the matter, stating that Nasdaq could not conclude that a reasonable investor would have used the content of the report as part of an investment decision. After having reviewed Nasdaq Stockholm’s investigation and conclusion, on June 8, 2023, the Swedish Financial Supervisory Authority also decided to formally close its review of Ericsson’s prior disclosures relating to the 2019 internal Iraq investigation report.

With respect to the matters discussed in the 2019 internal Iraq investigation report, the Company continues to investigate these matters and related matters in full cooperation with the DOJ and the SEC. As additional information continues to be identified and evaluated during the ongoing investigations in continued cooperation with the DOJ and the SEC, it is expected that there will not be any conclusive determinations on the outcome until the investigations are completed. The scope and duration of the investigations remain uncertain.

As part of its defense to a now settled patent infringement lawsuit filed by Ericsson in 2013 in the Delhi High Court against Indian handset company Micromax, Micromax filed a complaint against Ericsson with the Competition Commission of India (“CCI”). The CCI decided to refer the case to the

Director General’s Office for an in-depth investigation. The CCI opened similar investigations against Ericsson in January 2014 based on claims made by Intex Technologies (India) Limited and, in 2015, based on a now settled claim from iBall. Ericsson has challenged CCI’s jurisdiction in these cases before the Delhi High Court. On July 13, 2023, the Division Bench of the Delhi High Court found that in this instance the CCI has no power to conduct the pending investigations against Ericsson. The CCI has appealed this order to the Supreme Court of India.

In April 2019, Ericsson was informed by China’s State Administration for Market Regulations (“SAMR”) Anti-monopoly bureau that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact-finding and meetings with SAMR in order to facilitate the authority’s assessment and conclusions. In case of adverse findings, SAMR has the power to impose behavioral and financial remedies.

PRESS RELEASES

May 2, 2024	Ericsson resolves on an acquisition offer for C shares for LTV I 2023
May 3, 2024	Ericsson to utilize mandate to transfer shares
May 10, 2024	Ericsson announces change to the Executive Team
May 30, 2024	Ericsson’s Nomination Committee appointed
May 31, 2024	New number of shares and votes in Telefonaktiebolaget LM Ericsson
June 3, 2024	Ericsson announces conclusion of Monitorship
July 2, 2024	Ericsson appoints Patrick Johansson Head of Market Area Middle East & Africa
July 3, 2024	Ericsson announces non-cash impairment charge mainly relating to Vonage

11 Ericsson | Second quarter report 2024. July 12, 2024.	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including, for example, risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cybersecurity and occupational health and safety. Ericsson’s risk management is embedded into strategy development and operational processes and material group risks are regularly assessed and reviewed by executives as required by Ericsson’s Material Group Risk Protocol to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives and strategic direction as well as to short-term objectives. Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2023 and in the Annual Report on Form 20-F for the year ended December 31, 2023 (in the following, the “Annual Report 2023”), as well as in Ericsson’s quarterly reports. Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following risks described below. See also the risks set out in the section titled “Forward-Looking Statements.”

Ericsson engages in acquisitions and divestments that may be disruptive and require the Company to incur significant expenses, and Ericsson may not be successful in consummating such transactions, protecting the value of acquisitions during integration, or creating the value anticipated from the acquisition.

As mentioned in the Annual Report 2023, including in the risk factor 1.5, in addition to in-house innovation efforts, Ericsson makes acquisitions to obtain various benefits, such as reduced time-to-market, access to technology and competence, increased scale or a broadened product portfolio or customer base, for example, the acquisitions of Vonage and Cradlepoint. Acquisitions could result in the incurrence of material contingent liabilities or an increase in amortization expenses related to intangible assets or impairment of goodwill, which could have a material adverse effect on Ericsson’s business, operating results, financial condition and liquidity. Ericsson has recorded impairment charges related to acquisitions in the past, including non-cash impairment charges of SEK 31.9 billion in the third quarter of 2023 and SEK 11.4 billion in the second quarter of 2024, mainly related to goodwill and other intangible assets attributed to Vonage. The Company may record additional impairment charges in future. Further risks Ericsson could face with respect to acquisitions include:

•	Inability to consummate acquisitions that it considers important to the future of its business.

•	Underperformance of the acquired company, failure to realize expected benefits and synergies and/or inability to deliver on anticipated business plans to the extent or in the timeframe anticipated.
•	Insufficiencies of technologies and products acquired, including unexpected quality, security and operational problems.

•	Difficulties in the full or partial integration of the operations, technologies, products and personnel of the acquired company to materialize expected synergies or to maintain independent operations in these companies at a risk appropriate level.

•	Risks of entering markets in which the Company has no or limited prior experience, or in creating such market or eco-system as envisioned in e.g., the Vonage and Cradlepoint examples.

•	Potential loss of key employees.

•	Diversion of management’s attention away from other business concerns.

•	Risks and expenses of any disclosed, undisclosed or potential legal liabilities of or other adverse financial impacts on the acquired company, including failure to comply with laws or regulations or other requirements or conditions, e.g., from foreign direct investment reviews and decisions such as the Committee on Foreign Investment in the United States (CFIUS) review process. See risk factor 3.3 in the Annual Report 2023 for further information related to the CFIUS review process.

From time to time, Ericsson also divests parts of its business to optimize the Company’s product portfolio or operations. Any decision to dispose of or otherwise exit businesses may result in the recording of special charges, such as workforce reduction costs and industry- and technology-related write-downs. Risks Ericsson could face with respect to divestments include:

•	Difficulties in the separation of the operations, technologies, products and personnel of the business divested.

•	Potential loss of key employees.

•	Impairment losses or write-downs of the carrying value of the relevant assets.

•	Expenses of any undisclosed or potential legal liabilities of the business divested.

The risks associated with acquisitions and divestments could have a material adverse effect upon Ericsson’s business, operating results, financial condition, and liquidity.

Impairment of goodwill, other intangible assets, property and equipment (PP&E) and right-of-use (RoU) assets leased by the Company have impacted and may continue to negatively impact Ericsson’s financial condition and operating results.

As mentioned in the Annual Report 2023, including in the risk factor 2.3, Ericsson has a significant amount of these assets; for example, patents, customer relations, trademarks, software, PP&E and RoU.

Goodwill is the only intangible asset the Company has recognized to have an indefinite useful life. Other intangible assets are mainly amortized on a straight-line basis over their estimated useful lives, and the assets are reviewed for impairment whenever events such as product discontinuances, product dispositions or other changes in circumstances indicate that the carrying amount may not be fully recoverable. Those intangible assets not yet in use are tested for impairment annually.

Historically, the Company has recognized impairment charges mainly due to restructuring, which is usually limited, but occasionally significant. Additional impairment charges may be incurred in the future and could be significant due to various reasons, including strategy changes, restructuring actions or adverse market conditions that are either specific to Ericsson or the broader industries in which Ericsson operates, or more general in nature and that could have an adverse effect on Ericsson’s operating results and financial condition. For example, Ericsson recorded non-cash impairment charges of SEK 31.9 billion in the third quarter of 2023 and SEK 11.4 billion in the second quarter of 2024, mainly related to goodwill and other intangible assets

12 Ericsson | Second quarter report 2024. July 12, 2024.	Risk factors

attributed to Vonage. These impairments resulted from the significant drop in the market capitalization of Vonage’s publicly traded peers, increased interest rates, and on overall slowdown in Vonage’s core markets, as well as lower anticipated growth in certain Vonage businesses.

Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. Other impairment indicators, such as the impact of increased interest rates, inflation, macroeconomic conditions, and other market events can also lead to the recognition of impairment charges. Non-cash impairment charges reduce the Company’s non-restricted equity and, consequently, impact dividend capacity. The impairments were reported in segment Enterprise as items affecting comparability. Estimates require management judgment as well as the definition of cash-generating units for impairment testing purposes. Other judgments might result in significantly different results and may differ from the actual financial condition in the future.

Ericsson could experience penalties and adverse rulings in enforcement or other proceedings, breach of contract claims and/or loss of revenue for non-compliance with laws, rules and regulations governing its business. Compliance with existing or changed laws, rules or regulations may subject Ericsson to increased costs or reduced products and services demand and may adversely affect Ericsson’s development efforts.

As mentioned in the Annual Report 2023, including in the risk factor 3.1, Ericsson is subject to applicable laws, rules and regulations in multiple jurisdictions. The Company could experience penalties and adverse rulings in enforcement or other proceedings for non-compliance with applicable laws, rules or regulations governing its business, which could have a material adverse effect on Ericsson and its customers, including its reputation, business, financial condition, operations, research and development, operating results, cash flows, prospects or its current or future customer relationships, including both private and government customers. Ericsson strives for compliance, but the burden of monitoring and maintaining compliance across global operations in a rapidly changing world and evolving industry is significant. There can be no assurance that Ericsson’s compliance policies and programs, including in connection with the now-concluded monitorship, will be effective. The Company has not been in compliance with all such laws, rules and regulations in the past and cannot assure that all past violations have been addressed or that additional violations will not occur in the future. Ericsson’s non-compliance with laws, rules and regulations may also affect its customers’ compliance requirements and/or lead to actual or perceived breach of Ericsson’s contractual obligations to its customers resulting in contract claims and loss of revenue. It may also impact Ericsson’s ability to gain new customers.

Further changes in laws, rules or regulations could subject Ericsson to liability, increased costs, or reduced products and services demand, market access restrictions, inability to deliver products of certain origin and have a material adverse effect on Ericsson, including its reputation, business, financial condition, operating results, cash flows or prospects.

Changes to laws, rules or regulations may adversely affect both Ericsson’s customers’ and the Company’s own operations. For example, regulations imposing more stringent, time-consuming or costly planning and zoning requirements or building approvals for radio base stations and other network infrastructure could adversely affect the timing and costs of network construction or expansion, and ultimately the commercial launch and success of these networks. Similarly, tariff and roaming laws, regulations or rules on network neutrality could also affect communications service providers ability or willingness to invest in network infrastructure, which in turn could affect the sales of Ericsson’s systems and services. Additionally, delay in radio frequency spectrum allocation, and allocation between different types of usage may adversely affect communications service provider spending or force Ericsson to develop new products to be able to compete. Furthermore, the rapid development and deployment of tools that leverage AI is also causing governments to consider regulation of AI, even for AI that does not pertain to personal data.

Further, Ericsson develops many of its products and services based on existing laws, rules, regulations and technical standards. Changes to existing laws, rules, regulations and technical standards, or the implementation of new laws, rules, regulations, restrictions and technical standards relating to products and services not previously regulated, could adversely affect Ericsson’s development or supply efforts by increasing compliance costs and causing delay or disruptions. Demand for those products and services could also decline. Regulatory changes related to e.g., license fees, environment, health and safety, security, data localization, privacy (including the cross-border transfer of personal data for example between the EU and the US), and other regulatory areas may increase costs and restrict Ericsson’s operations or the operations of network operators. Also, indirect impacts of such changes and changes to laws, rules or regulations in other fields, such as pricing regulations, could have an adverse impact on Ericsson, even though the specific laws, rules or regulations may not apply directly to the Company or its products.

Ericsson’s substantial international operations are subject to uncertainties that could affect the Company, including its reputation, business, financial condition, operating results, cash flows or prospects.

As mentioned in the Annual Report 2023, including in the risk factor 3.2, Ericsson conducts business throughout the world and is subject to the effects of general global economic conditions as well as conditions unique to specific countries or regions. The Company has customers in approximately 180 countries, with a significant proportion of Ericsson’s sales to emerging markets in the Asia Pacific region, Latin America, Eastern Europe, the Middle East and Africa. Ericsson’s extensive global operations subject the Company to additional risks on many fronts, including civil disturbances, acts of terrorism, acts of war, economic and geopolitical instability and conflict, potential misuse of technology leading to human rights violations, pandemics, the imposition of exchange controls, economies that are subject to significant fluctuations, nationalization of private assets or other governmental actions affecting the flow of goods and currency, effects from changing climate and difficulty of enforcing agreements and collecting receivables through local legal systems.

Further, in certain markets in which Ericsson operates, there is a risk that national governments actively favor or establish local vendors or introduce requirements for local content in their respective markets at the expense of foreign competitors or introduce other requirements impacting how Ericsson can provide products and services to its customers. The implementation of such measures could adversely affect Ericsson’s sales, Ericsson’s market share and its ability to purchase or supply critical products or components.

Compliance with applicable export control regulations and sanctions or other trade embargoes in force is paramount for the Company. The geopolitical situation in parts of the world, particularly in Russia/Ukraine, parts of the Middle East and China, remains uncertain, and the level of export controls and sanctions is still relatively high from a historical perspective. This level could even increase, thus significantly impacting Ericsson’s operations where such increase occurs, including in these markets. The most recent increase in export controls has particularly targeted China’s ability to develop advanced super computers and artificial intelligence, including the semiconductors needed for those operations. A universal element of the sanctions is the financial

13 Ericsson | Second quarter report 2024. July 12, 2024.	Risk factors

restrictions with respect to individuals and legal entities, but sanctions can also restrict certain exports and ultimately lead to a complete trade embargo towards a country. During the last few years, the global free trade system has been under sustained attack, which has increased the risk of states adopting policies and actions that violate WTO agreements. Further, there is a risk in many countries of unexpected changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls, restrictions of imports, or other governmental policies that could limit Ericsson’s operations and decrease Ericsson’s profitability. Furthermore, export control regulations, sanctions or other forms of trade restrictions targeting countries in which Ericsson is active may result in a reduction of commitment in those countries. As an example, an escalation of trade tensions between the US and China has resulted in additional trade restrictions including export controls, and increased tariffs, which if further negatively developed could harm the Company’s ability to compete effectively in Chinese markets or with Chinese companies and negatively impact Ericsson’s operations in the country. The need to terminate activities as a result of further trade restrictions may also expose Ericsson to customer claims and other inherent risks. The export control and sanctions laws, rules and regulations are complex, frequently changing and increasing in number; and the Company has not been in compliance with all such export control and sanctions rules or regulations in the past, and cannot assure that all past violations have been addressed or that additional violations will not occur in the future. Such violations could have material adverse effects on Ericsson, including its reputation, business, financial condition, operating results, cash flows, or prospects and could constitute a violation of the consent judgment with the US Securities and Exchange Commission (SEC).

Ericsson’s business operations are complex, involving the development, production and delivery of telecommunications solutions to customers in a very large number of jurisdictions. Each jurisdiction has its own tax laws, rules and regulations subject to updates or changes in interpretation or enforcement, and the Company has to comply with the relevant laws, rules and regulations in each of these countries. These laws, rules and regulations involve income taxes and indirect taxes such as VAT and sales taxes as well as withholding taxes on domestic and cross border payments and social security charges related to Ericsson’s employees. Constant changes in the laws, rules or regulations and the interpretation thereof also create exposures regarding taxes. This results in complex tax issues and tax disputes that may lead to additional tax payment obligations. From time to time, Ericsson is subject to challenges from tax authorities that carry the risk of financial penalties regarding its approach to taxation and related matters, including transfer pricing and revenue recognition. As a global company, Ericsson also faces the risk of being taxed for the same income in more than one jurisdiction (double taxation). This could have adverse effects on Ericsson, including its reputation, business, financial condition, operating results, cash flows, or prospects.

There has been a concern reported by some media and others, that certain countries may use features of their telecommunications systems in ways that could result in actual or potential violation of human rights, among others. This may adversely affect the telecommunications business and may have a negative impact for people and Ericsson. All of the above may have a material and potentially lasting adverse impact on Ericsson, including its reputation, business, including sales market share, market access, supply chain and R&D activities, financial condition, operating results, cash flows, or prospects.

Ericsson is subject to certain US, UK and other anti-corruption (including anti-bribery, anti-money-laundering, sanctions, terror finance and anti-terrorism) laws, rules and regulations and other regulatory requirements or conditions in other jurisdictions, or imposed as a result of foreign direct investment reviews and decisions. Ericsson may be subject to further adverse consequences under the injunction issued in connection with the 2019 settlement with the SEC, as well as other investigations by governmental authorities.

As mentioned in the Annual Report 2023, including in the risk factor 3.3, Ericsson is, from time to time, involved in legal proceedings and regulatory investigations, and is subject to certain other regulatory requirements, conditions and agreements. If any of these lawsuits or legal proceedings are determined unfavorably against the Company or it is determined that the Company is not in compliance with any of these regulatory requirements, conditions or agreements, the Company could be required to pay substantial damages, fines and/or penalties, be subject to public scrutiny, negative reputational consequences, or become subject to additional enforcement actions, regulatory review and/or adverse decisions. Ericsson could face potential debarment from government contracting in the United States and elsewhere, reputational risk, as well as potential counterparty reluctance to continue business relationships. In addition, these ongoing matters and investigations require significant resources and costs for investigation, compliance and remediation that could lead to adverse financial and reputational consequences.

For example, in connection with the acquisition of Vonage by Ericsson, and as a condition to CFIUS’s approval of the acquisition, Vonage, Ericsson and the DOJ and the US Department of the Treasury, in their capacity as CFIUS monitoring agencies (CMAs), entered into a NSA in July 2022, which imposes restrictions on access to certain types of sensitive data, equipment and systems. Vonage and Ericsson are engaged and cooperating with the CMAs in relation to ongoing compliance with the NSA restrictions, related remediation efforts to address concerns raised by the CMAs regarding such access, and the CMAs’ requests for information. The ongoing compliance efforts and related remediation may adversely affect the Vonage business, including changes required to business structure and additional compliance costs. In addition, violations of a CFIUS mitigation agreement, such as the NSA, can result in an enforcement action imposing monetary penalties or other remedies.

As previously reported, the Company reached a resolution (Plea Agreement) in March 2023 with the DOJ regarding the non-criminal breaches of its DPA. Under the Plea Agreement, Ericsson pleaded guilty to previously deferred charges relating to conduct prior to 2017. In addition, Ericsson agreed to pay a fine of USD 206.7 million. The entry of the Plea Agreement brought the DPA to an end. On June 3, 2024, Ericsson announced the conclusion of the work and term of the independent compliance monitor originally appointed by the DOJ in June of 2020 in connection with the DPA. The monitorship and Plea Agreement concluded on June 2, 2024.

In addition, as previously reported, in June 2022, the SEC informed Ericsson that it opened an investigation concerning matters described in the Company’s 2019 internal Iraq investigation report. Under Ericsson’s consent judgment with the SEC, Ericsson is permanently enjoined from violating the anti-bribery, books and records and internal controls provisions in the FCPA. Violations of the injunction, consent judgment or securities law could subject the Company to new civil and criminal penalties as well as new enforcement actions.

The Company’s 2019 internal Iraq investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization. With respect to the matters discussed in the 2019 internal Iraq investigation report, the Company continues to investigate these matters and related matters in full cooperation with the DOJ and the SEC. As additional information continues to be identified and evaluated during the ongoing investigations in continued cooperation with the DOJ and the SEC, it is expected that

14 Ericsson | Second quarter report 2024. July 12, 2024.	Risk factors

there will not be any conclusive determinations on the outcome until the investigations are completed. The scope and duration of the investigations remains uncertain.

Ericsson is required to comply with anti-corruption and anti-bribery laws in the jurisdictions in which it operates, including the U.S. “FCPA”, the UK Bribery Act (the “Bribery Act”) and other similar laws in other countries in which the Company does business. As a result of doing business in foreign countries, including through channel partners and agents, Ericsson is exposed to risks of violating anti-corruption laws. As a company that operates in certain regulated sectors, Ericsson deals with both governments and state-owned business enterprises, the employees of which are often considered foreign officials for purposes of the FCPA and other applicable anti-bribery legislation. Some of the international locations in which Ericsson operates have developing legal systems and may have higher levels of corruption than more developed jurisdictions. Actual or alleged non-compliance with anti-corruption laws and other laws governing the conduct of business with government entities and/or officials (including local laws) could subject Ericsson to criminal and civil penalties and other remedial measures, which could have a material adverse effect on Ericsson, including its reputation, business, financial condition, operating results, cash flows or prospects.

For additional information regarding certain of the legal proceedings and inquiries in which Ericsson is involved, see “Legal proceedings” in the Board of Directors’ Report.

Vulnerabilities (and threat actors exploiting vulnerabilities), including in Ericsson’s products, services and operations may lead to compromise of identities, target of work force, misuse of accounts, network disruption, cybersecurity incidents, and material harm to Ericsson or Ericsson’s customers, any of which may have a material adverse effect on Ericsson’s business, operations, financial performance, customer and vendor relationships, reputation and brand, and may lead to significant penalties or litigation, or to regulatory investigations or actions.

As mentioned in the Annual Report 2023, including in the risk factor 4.1, Ericsson relies on computer systems, hardware, software, technology infrastructure and networks for both internal and external operations that are critical to its business (collectively, “IT Systems”). Ericsson develops, owns and manages some of these IT Systems but also relies on third parties for a range of IT Systems and related products and services, including but not limited to cloud computing services. Ericsson faces numerous and evolving cybersecurity risks, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware.

Cyberattacks and security incidents are expected to accelerate in both frequency and impact as attacks are increasingly sophisticated and utilize tools and techniques that are designed to circumvent controls, avoid detection, and remove or obfuscate forensic evidence, which means that Ericsson may be unable to detect, investigate, contain or recover from future attacks or incidents in a timely or effective manner. For example, the presence of vulnerabilities in Ericsson’s products, services or operations, may not be detected during product development and operations, and may be leveraged by a threat actor to cause material harm to Ericsson or Ericsson’s customers. Vulnerabilities in Ericsson’s products, solutions or services not detected and treated during product development or solution delivery may be exploited by a threat actor to cause harm to Ericsson’s customers, end users or Ericsson. Vulnerabilities could be brought in through different stages of the product life cycle. As almost any modern software can contain open source and third-party components, so does software in networks, and unmitigated security exposures can put Ericsson customers at varying levels of risk and expose Ericsson to liabilities or loss of business.

Moreover, threat actors exploiting vulnerabilities in Ericsson’s IT Systems, processes or personnel due to insufficient implementation of controls, such as lack of access management or use of more sophisticated attack techniques could result in security incidents that may impact the confidentiality, availability or integrity of Ericsson’s IT Systems, Confidential Information, personnel, products, services, or solutions. These incidents may include data breaches, intrusions, espionage, disruptive attacks utilizing malware (such as ransomware or other extortion-based tactics), exploitation of hardware or software vulnerabilities, bugs, hardware or software misconfigurations in Ericsson’s IT Systems, data privacy infringements, leakage of Confidential Information, unauthorized or accidental usage or modification of data or accounts, fraud and general malfeasance. For example, in 2023, an anonymous individual or group of individuals obtained and exploited unlawful access to a system Ericsson uses to interface externally with its customers to remove a small number of non-sensitive materials from that system. While Ericsson did not experience significant financial loss, data theft, encryption or any significant disruptions to normal business operations, by reason of the incident, Ericsson further fortified security measures in the impacted system in response to the intrusion.

Ericsson utilizes third parties to a large extent to whom the Company has outsourced significant aspects of Ericsson’s IT Systems, product development, services, finance and other internal and external-facing operations. Events or incidents caused as a result of vulnerabilities in their operations or products could have a material adverse effect on Ericsson, Ericsson’s business, potentially disrupting operations, leaking valuable or sensitive information, personal data or damaging Ericsson’s products that have been installed in the Company’s customers’ networks. Furthermore, Ericsson has acquired and continues to acquire companies that may have cybersecurity vulnerabilities and/or unsophisticated fraud detection, authentication controls or other security measures, which may expose the Company to significant cybersecurity, operational, and financial risks.

A cybersecurity incident in Ericsson’s operations or supply chain could have an adverse impact on the integrity of solutions or services provided by Ericsson as well as Ericsson’s ability to comply with legal, regulatory or contractual requirements. These incidents may include tampering with components, the inclusion of backdoors or implants, the unintentional inclusion of vulnerabilities in components or software, and cybersecurity incidents which prevent a supplier from being able to fulfil commitments to Ericsson.

Any cybersecurity incident including unintended use, misconfiguration, or unintended actions, involving Ericsson’s operations, supply chain, product development, services, third-party providers or installed product base, could cause severe harm to Ericsson. For example, a misconfiguration incident in 2023 led to a data breach that Ericsson reported to certain EU data protection authorities as well as certain customers and employees.

Ericsson’s IT Systems and storage and other business applications, and the systems, storage and other business applications maintained by the Company’s third-party providers, have been in the past, and are expected to be in the future, subject to cybersecurity incidents. Ericsson expects continued attempts to gain unauthorized access to breach Ericsson’s IT Systems and/or Confidential Information, and other forms of malfeasance and disruptive attacks. In some cases, such incidents are difficult to anticipate or to detect immediately and the damage caused thereby. Ericsson also cannot guarantee that a material incident will not occur in the future.

15 Ericsson | Second quarter report 2024. July 12, 2024.	Risk factors

If an actual or perceived breach of security occurs in Ericsson’s network or any of its third-party providers’ networks, Ericsson could incur significant costs, and the Company’s reputation could be harmed. While Ericsson works to safeguard Ericsson’s internal network systems and assess and validate the security of the Company’s third-party providers to mitigate these potential risks, including through security requirements and employee awareness and training, there is no assurance that such actions will be sufficient to prevent security incidents. Ericsson cannot guarantee that the Company’s cybersecurity program and processes will be fully implemented, complied with or effective in protecting Ericsson’s IT Systems and Confidential Information. Any insurance that Ericsson carries may be partially or wholly insufficient to cover losses or costs associated with responding to and remediating any or all cybersecurity incidents that the Company may experience.

In addition, insiders may steal or monitor Confidential Information or disrupt networks related to Ericsson or its customers, through technological or non-technological means. To gain strategic access or to steal specific information, competitors or governments may induce insiders or recruit employees who sell information or services for personal gain. Any insider incident could cause severe harm to Ericsson.

If Ericsson or customer identities are misused or compromised, it can be difficult to differentiate authorized parties undertaking normal account activities from the threat actor’s use of a compromised identity or credential. Identity and access management routines are required to access Ericsson’s customers’ networks, and any limitation of this capability would adversely impact Ericsson’s ability to offer services and products to Ericsson’s customers.

Furthermore, threat actors may target employees, or other members of Ericsson’s workforce, through technological and non-technological means. Recent trends have shown that there is a willingness to target end users, for access to enterprises. This has manifested itself in the rise of threats such as ransomware, phishing, spear phishing, spoofing and other extortion methods. With a diverse workforce of approximately 100,000 employees, Ericsson is susceptible to risks of disruption or information loss resulting from large scale attacks towards Ericsson’s employees, or society at large. Additionally, remote and hybrid working arrangements at Ericsson (and at many third-party providers) also increase this risk due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks.

The forgoing risks are increasing and rapidly evolving, and any of the above could result in a material adverse effect on Ericsson’s business, operations, financial performance, customer and vendor relationships, reputation and brand and result in financial penalties, litigation, regulatory investigations and other governmental actions.

This report has not been reviewed by Telefonaktiebolaget LM Ericsson auditors.

Date for next report: 15 October 2024

16 Ericsson | Second quarter report 2024. July 12, 2024.	Risk factors

Board assurance

The Board of Directors and the President and CEO certify that the financial report for the six months gives a fair view of the performance of the business, position and profit or loss of the Company and the Group and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Stockholm, July 12, 2024

Telefonaktiebolaget LM Ericsson (publ)

Org. Nr. 556016-0680

Jan Carlson	Jacob Wallenberg	Jon Fredrik Baksaas
Chair	Deputy Chair	Member of the Board

Carolina Dybeck Happe	Börje Ekholm	Eric A. Elzvik
Member of the Board	President, CEO and member of the Board	Member of the Board

Kristin S. Rinne	Jonas Synnergren	Christy Wyatt
Member of the Board	Member of the Board	Member of the Board

Karl Åberg
Member of the Board

Ulf Rosberg	Kjell-Åke Soting	Annika Salomonsson
Member of the Board	Member of the Board	Member of the Board

17 Ericsson | Second quarter report 2024. July 12, 2024.	Board assurance

Editor’s note

Media and analyst briefing

Ericsson invites media, investors and analysts to a conference call and live video webcast at 10:00 AM CEST on July 12, 2024.

Link to the webcast, dial-in to audio conference, supporting material and replay will be available at:

www.ericsson.com/investors and

www.ericsson.com/newsroom

For further information, please contact:

Lars Sandström, Senior Vice President, Chief Financial Officer

Phone: +46 72 161 20 04

E-mail: investor.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and

Communications Officer

Phone: +46 73 095 65 39

E-mail: media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Daniel Morris, Vice President,

Head of Investor Relations

Phone: +44 7386 657217

E-mail: investor.relations@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director,

Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Ralf Bagner, Head of Media Relations

Phone: + 46 76 128 47 89

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

18 Ericsson | Second quarter report 2024. July 12, 2024.	Editor’s Note

Forward-looking statements

This report includes forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking statements, including, in particular the following:

•	Potential material additional liability resulting from past conduct, including allegations of past conduct that remains unresolved or unknown in multiple jurisdictions including Iraq, which remains the subject of ongoing investigations by Ericsson and US governmental authorities

•	Risks related to internal controls and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with past conduct in multiple jurisdictions including Iraq which remains the subject of ongoing investigations by Ericsson and US governmental authorities

•	The risk that the ongoing investigations by Ericsson and US governmental authorities result in a conclusion by Ericsson or US governmental authorities that the Company’s past conduct included making or having responsibility for making payments to a terrorist organization or other improper payments, which could lead to material additional liability

•	Risks related to our ongoing compliance with obligations under the NSA entered into in connection with Ericsson’s acquisition of Vonage, which may adversely affect the Vonage business and subject the Company to additional liabilities

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Macroeconomic conditions, including inflationary pressures and effects on customer investments, market recovery and growth

•	Ongoing geopolitical and trade uncertainty, including challenging global economic conditions, market trends and pandemics such as COVID-19
•	Risks related to cybersecurity and privacy

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our ability to comply with legal and regulatory requirements internationally

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	Our ability to deliver on future plans and achieve future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	Risks related to acquisitions and divestments, including our ability to successfully consummate such transactions, protect the value of acquisitions during integration, or achieve the value anticipated with an acquisition

•	Extent of impairment impacts on cash flow and dividend capacity in future periods, which is assessed based on full- year performance and is impacted by a variety of factors, including earnings, business outlook and financial position

•	Trends related to our industry, including our regulatory environment, competition and customer structure

•	Other factors included in our filings with the SEC, including the factors described throughout this report, included in the section Risk Factors, and in “Risk Factors” in the Annual Report 2023, as updated by subsequent reports filed with the SEC.

These forward-looking statements also represent our estimates, assumptions and expectations only as of the date that they were made, and to the extent they represent third-party data, we have not undertaken to independently verify such third-party data and do not intend to do so. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements and are urged to carefully review and consider the various disclosures made in this report and in other documents we file from time to time with our regulators that disclose risks and uncertainties that may affect our business. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, except as required by applicable law or stock exchange regulations.

19 Ericsson | Second quarter report 2024. July 12, 2024.	Forward-looking statements

Financial statements and other information

20 Ericsson | Second quarter report 2024. July 12, 2024.	Financial statements and other information

Financial statements (unaudited)

Condensed consolidated income statement

		Q2			Jan-Jun
SEK million	Note	2024	2023	Change	2024	2023
Net sales	2	59,848	64,444	-7%	113,173	126,997
Cost of sales		-34,033	-40,343	-16%	-64,700	-78,728

Gross income	2	25,815	24,101	7%	48,473	48,269

Research and development expenses ¹)	10	-14,926	-13,777	8%	-26,497	-25,749
Selling and administrative expenses ¹)	10	-23,074	-10,643	117%	-31,765	-19,761
Impairment losses on trade receivables		-84	-313	-73%	-341	-362

Operating expenses		-38,084	-24,733	54%	-58,603	-45,872

Other operating income and expenses ²)	10	-1,299	264	-592%	676	291
Share of earnings of JV and associated companies		49	56	-13%	35	46

Earnings (loss) before financial items and income tax (EBIT)	2	-13,519	-312	—	-9,419	2,734
Financial income and expenses, net	3	-361	-419	-14%	-832	-1,336

Income after financial items		-13,880	-731	—	-10,251	1,398

Income tax ¹)		2,881	134	—	1,865	-420

Net income (loss)		-10,999	-597	—	-8,386	978

Net income (loss) attributable to:
Owners of the Parent Company		-11,132	-686		-8,573	830
Non-controlling interests		133	89		187	148
Other information
Average number of shares, basic (million) 4)	8	3,332	3,330		3,332	3,330
Earnings (loss) per share, basic (SEK) ³)	8	-3.34	-0.21		-2.57	0.25
Earnings (loss) per share, diluted (SEK)	8	-3.34	-0.21		-2.57	0.25

1)	Jan-Jun 2024 and Q2 2024 includes an impairment of intangible assets, of which R&D expenses SEK -1.2 billion, SG&A expenses SEK -12.6 billion and Income tax SEK 3.7 billion.
2)

Jan-Jun 2024 includes a goodwill impairment of SEK -1.3 billion reported in the second quarter, and a one-time gain of SEK 1.9 billion reported in the first quarter from the resolution of a commercial dispute.

3)	Based on net income attributable to owners of the Parent Company.
4)	Potential ordinary shares are not considered when their conversion to ordinary shares would improve earnings per share.

Condensed statement of comprehensive income (loss)

	Q2		Jan-Jun
SEK million	2024	2023	2024	2023
Net income (loss)	-10,999	-597	-8,386	978
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	-4,916	4,078	145	3,907
Revaluation of borrowings due to change in credit risk	-221	-246	-548	-471
Tax on items that will not be reclassified to profit or loss	1,122	-784	196	-682
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/ losses arising during the period	298	-2,402	-2,285	-2,698
Reclassification adjustments on gains/ losses included in profit or loss	214	236	254	444
Translation reserves
Changes in translation reserves	-1,554	5,776	4,520	6,167
Reclassification to profit or loss	-1	-4	-104	-11
Share of other comprehensive income of JV and associated companies	-10	36	27	41
Tax on items that have been or may be reclassified to profit or loss	-106	446	418	464

Total other comprehensive income (loss), net of tax	-5,174	7,136	2,623	7,161

Total comprehensive income (loss)	-16,173	6,539	-5,763	8,139

Total comprehensive income (loss) attributable to:
Owners of the Parent Company	-16,307	6,455	-5,868	8,020
Non-controlling interests	134	84	105	119

21 Ericsson | Second quarter report 2024. July 12, 2024.	Accounting policies and Explanatory notes

Condensed consolidated balance sheet

		Jun 30	Dec 31
SEK million	Note	2024	2023
Assets
Non-current assets
Intangible assets
Capitalized development expenses		4,804	4,678
Goodwill	10	54,442	52,944
Customer relationships, IPR and other intangible assets	10	8,459	22,667
Property, plant and equipment		11,354	12,195
Right-of-use assets		6,265	6,320
Financial assets
Equity in JV and associated companies		1,198	1,150
Other investments in shares and participations	5	2,041	2,091
Customer finance, non-current	5	843	1,347
Interest-bearing securities, non-current	5	11,146	9,931
Other financial assets, non-current	5	6,582	6,350
Deferred tax assets		25,769	22,375

		132,903	142,048

Current assets
Inventories		30,897	36,073
Contract assets		6,851	7,999
Trade receivables	5	43,578	42,215
Customer finance, current	5	4,590	5,570
Current tax assets		5,890	6,395
Other current receivables	5	11,203	11,962
Interest-bearing securities, current	5	13,838	9,584
Cash and cash equivalents	5	28,736	35,190

		145,583	154,988

Total assets		278,486	297,036

Equity and liabilities
Equity
Stockholders’ equity		83,840	98,673
Non-controlling interest in equity of subsidiaries		-1,373	-1,265

		82,467	97,408

Non-current liabilities
Post-employment benefits		26,100	26,229
Provisions, non-current	4	2,642	4,927
Deferred tax liabilities		1,295	3,880
Borrowings, non-current	5	32,520	29,218
Lease liabilities, non-current		5,138	5,220
Other non-current liabilities		865	755

		68,560	70,229

Current liabilities
Provisions, current	4	7,558	6,779
Borrowings, current	5	8,067	17,655
Lease liabilities, current		2,204	2,235
Contract liabilities		40,704	34,416
Trade payables	5	26,731	27,768
Current tax liabilities		3,710	3,561
Other current liabilities	5	38,485	36,985

		127,459	129,399

Total equity and liabilities		278,486	297,036

22 Ericsson | Second quarter report 2024. July 12, 2024.	Accounting policies and Explanatory notes

Condensed consolidated statement of cash flows

		Q2		Jan-Jun
SEK million	Note	2024	2023	2024	2023
Operating activities
Net income (loss)		-10,999	-597	-8,386	978
Adjustments for
Taxes		-2,693	-215	-1,420	854
Earnings/ dividends in JV and associated companies		-41	-48	-38	-39
Depreciation, amortization and impairment losses	6	18,015	2,813	20,627	5,905
Other		424	606	764	2,252

		4,706	2,559	11,547	9,950

Changes in operating net assets
Inventories		3,239	382	5,974	322
Customer finance, current and non-current		-365	558	1,769	-2,726
Trade receivables and contract assets		1,857	1,753	2,093	1,953
Trade payables		1,941	-597	-2,081	-4,704
Provisions and post-employment benefits		304	841	-1,966	-122
Contract liabilities		-1,398	-5,204	5,122	349
Other operating assets and liabilities, net		890	-1,457	-3,710	-10,562

		6,468	-3,724	7,201	-15,490

Interest received		385	283	776	678
Interest paid		-677	-549	-1,974	-1,138
Taxes paid		-1,606	-1,451	-3,199	-2,707

Cash flow from operating activities		9,276	-2,882	14,351	-8,707

Investing activities
Investments in property, plant and equipment	6	-699	-806	-1,133	-1,760
Sales of property, plant and equipment		42	42	66	75
Acquisitions/ divestments of subsidiaries and other operations, net		-48	-911	-154	-1,755
Product development	6	-327	-562	-713	-1,137
Purchase of interest-bearing securities		-5,845	-2,132	-7,463	-2,132
Sales of interest-bearing securities		1,501	4,072	3,705	7,776
Other investing activities	6	-611	-2,116	-1,636	-1,110

Cash flow from investing activities		-5,987	-2,413	-7,328	-43

Financing activities
Proceeds from issuance of borrowings		2	1,026	1,969	2,053
Repayment of borrowings		-16	-2,832	-10,417	-3,912
Dividends paid		-4,711	-4,591	-4,711	-4,591
Repayment of lease liabilities		-658	-690	-1,259	-1,383
Other financing activities		-313	18	225	-6

Cash flow from financing activities		-5,696	-7,069	-14,193	-7,839

Effect of exchange rate changes on cash		-705	562	716	571

Net change in cash and cash equivalents		-3,112	-11,802	-6,454	-16,018

Cash and cash equivalents, beginning of period		31,848	34,133	35,190	38,349

Cash and cash equivalents, end of period		28,736	22,331	28,736	22,331

23 Ericsson | Second quarter report 2024. July 12, 2024.	Accounting policies and Explanatory notes

Condensed consolidated statement of changes in equity

	Jan-Jun
SEK million	2024	2023
Opening balance	97,408	133,304
Total comprehensive income (loss)	-5,763	8,139
Sale/ repurchase of own shares	-21	-50
Share issue, net	21	50
Long-term variable compensation plans	31	37
Dividends to shareholders ¹)	-9,209	-9,097
Transactions with non-controlling interests	—	-28

Closing balance	82,467	132,355

1)	Jan-Jun includes SEK 4,498 (4,507) million of dividend approved by the Annual General Meeting on April 3, 2024 (March 29, 2023) which will be paid out in October 2024.

Condensed consolidated income statement – isolated quarters

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	59,848	53,325	71,881	64,473	64,444	62,553
Cost of sales	-34,033	-30,667	-43,276	-39,745	-40,343	-38,385

Gross income	25,815	22,658	28,605	24,728	24,101	24,168

Research and development expenses ¹)	-14,926	-11,571	-13,018	-11,897	-13,777	-11,972
Selling and administrative expenses ¹)	-23,074	-8,691	-9,877	-9,617	-10,643	-9,118
Impairment losses on trade receivables	-84	-257	209	-115	-313	-49

Operating expenses	-38,084	-20,519	-22,686	-21,629	-24,733	-21,139

Other operating income and expenses ²)	-1,299	1,975	-125	-32,031	264	27
Share of earnings of JV and associated companies	49	-14	54	24	56	-10

Earnings before financial items and income tax (EBIT)	-13,519	4,100	5,848	-28,908	-312	3,046

Financial income and expenses, net	-361	-471	-938	-719	-419	-917

Income after financial items	-13,880	3,629	4,910	-29,627	-731	2,129

Income tax ¹)	2,881	-1,016	-1,501	-864	134	-554

Net income (loss)	-10,999	2,613	3,409	-30,491	-597	1,575

Net income (loss) attributable to:
Owners of the Parent Company	-11,132	2,559	3,394	-30,670	-686	1,516
Non-controlling interests	133	54	15	179	89	59
Other information
Average number of shares, basic (million)	3,332	3,331	3,330	3,330	3,330	3,330
Earnings (loss) per share, basic (SEK) ³)	-3.34	0.77	1.02	-9.21	-0.21	0.46
Earnings (loss) per share, diluted (SEK) 4)	-3.34	0.77	1.02	-9.21	-0.21	0.45

1)	Q2 2024 includes an impairment of intangible assets, of which R&D expenses SEK -1.2 billion, SG&A expenses SEK -12.6 billion and Income tax SEK 3.7 billion.
2)

Q2 2024 includes a goodwill impairment of SEK -1.3 billion. Q1 2024 includes a one-time gain of SEK 1.9 billion from the resolution of a commercial dispute. Q3 2023 includes a goodwill impairment of SEK -31.9 billion.

3)	Based on net income attributable to owners of the Parent Company.
4)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

24 Ericsson | Second quarter report 2024. July 12, 2024.	Accounting policies and Explanatory notes

Condensed consolidated statement of cash flows – isolated quarters

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income (loss)	-10,999	2,613	3,409	-30,491	-597	1,575
Adjustments for
Taxes	-2,693	1,273	1,302	1,033	-215	1,069
Earnings/ dividends in JV and associated companies	-41	3	-46	27	-48	9
Depreciation, amortization and impairment losses	18,015	2,612	3,083	34,901	2,813	3,092
Other	424	340	1,417	1,021	606	1,646

	4,706	6,841	9,165	6,491	2,559	7,391

Changes in operating net assets
Inventories	3,239	2,735	6,884	2,098	382	-60
Customer finance, current and non-current	-365	2,134	5,720	-4,702	558	-3,284
Trade receivables and contract assets	1,857	236	-2,089	6,469	1,753	200
Trade payables	1,941	-4,022	-966	-4,367	-597	-4,107
Provisions and post-employment benefits	304	-2,270	1,051	379	841	-963
Contract liabilities	-1,398	6,520	-4,821	-2,616	-5,204	5,553
Other operating assets and liabilities, net	890	-4,600	801	-350	-1,457	-9,105

	6,468	733	6,580	-3,089	-3,724	-11,766
Interest received	385	391	256	284	283	395
Interest paid	-677	-1,297	-543	-599	-549	-589
Taxes paid	-1,606	-1,593	-976	-1,685	-1,451	-1,256

Cash flow from operating activities	9,276	5,075	14,482	1,402	-2,882	-5,825

Investing activities
Investments in property, plant and equipment	-699	-434	-720	-817	-806	-954
Sales of property, plant and equipment	42	24	37	51	42	33
Acquisitions/ divestments of subs. and other operations, net	-48	-106	-225	-160	-911	-844
Product development	-327	-386	-551	-485	-562	-575
Purchase of interest-bearing securities	-5,845	-1,618	-11,318	-1,854	-2,132	—
Sales of interest-bearing securities	1,501	2,204	1,116	2,847	4,072	3,704
Other investing activities	-611	-1,025	4,854	-1,445	-2,116	1,006

Cash flow from investing activities	-5,987	-1,341	-6,807	-1,863	-2,413	2,370

Financing activities
Proceeds from issuance of borrowings	2	1,967	11,578	6,097	1,026	1,027
Repayment of borrowings	-16	-10,401	-1,666	-2,306	-2,832	-1,080
Dividends paid	-4,711	—	-4,504	-9	-4,591	—
Repayment of lease liabilities	-658	-601	-783	-691	-690	-693
Other financing activities	-313	538	-899	2,029	18	-24

Cash flow from financing activities	-5,696	-8,497	3,726	5,120	-7,069	-770

Effect of exchange rate changes on cash	-705	1,421	-3,111	-90	562	9

Net change in cash and cash equivalents	-3,112	-3,342	8,290	4,569	-11,802	-4,216

Cash and cash equivalents, beginning of period	31,848	35,190	26,900	22,331	34,133	38,349

Cash and cash equivalents, end of period	28,736	31,848	35,190	26,900	22,331	34,133

25 Ericsson | Second quarter report 2024. July 12, 2024.	Accounting policies and Explanatory notes

Condensed Parent Company income statement

	Q2		Jan-Jun
SEK million	2024	2023	2024	2023
Net sales	—	—	—	—
Cost of sales	—	—	—	—
Gross income	—	—	—	—
Operating expenses	-361	-844	-731	-1,199
Other operating income and expenses	840	1,076	3,498	1,930

EBIT	479	232	2,767	731

Financial net	-10,260	15,890	-9,903	15,716

Income (loss) after financial items	-9,781	16,122	-7,136	16,447

Transfers to (-) / from untaxed reserves	—	—	—	—
Income tax	-56	29	-509	-15

Net income (loss)	-9,837	16,151	-7,645	16,432

Condensed Parent Company statement of comprehensive income (loss)

	Q2		Jan-Jun
SEK million	2024	2023	2024	2023
Net income (loss)	-9,837	16,151	-7,645	16,432

Other comprehensive income (loss), net of tax	—	—	—	—

Total comprehensive income (loss)	-9,837	16,151	-7,645	16,432

26 Ericsson | Second quarter report 2024. July 12, 2024.	Accounting policies and Explanatory notes

Condensed Parent Company balance sheet

SEK million	Jun 30 2024	Dec 31 2023
Assets
Fixed assets
Intangible assets	4	—
Tangible assets	340	344
Financial assets ¹	118,143	126,523

	118,487	126,867

Current assets
Receivables	16,988	22,433
Short-term investments	13,649	9,355
Cash and cash equivalents	15,237	15,640

	45,874	47,428

Total assets	164,361	174,295

Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,235	48,214
Non-restricted equity	10,935	27,584

	59,170	75,798

Provisions	173	275
Non-current liabilities	32,481	29,150
Current liabilities	72,537	69,072

Total stockholders’ equity, provisions and liabilities	164,361	174,295

¹) Of which interest-bearing securities, non-current	11,146	9,930

27 Ericsson | Second quarter report 2024. July 12, 2024.	Accounting policies and Explanatory notes

Accounting policies and Explanatory notes (unaudited)

Note 1 – Accounting policies

The Group

This condensed consolidated interim financial report for the reporting period ended June 30, 2024, has been prepared in accordance with Accounting Standard IAS 34 “Interim Financial Reporting”. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2023, and should be read in conjunction with that annual report. Amendments to IFRS standards that became effective during 2024 do not have a material impact on the result and financial position of the Company.

28 Ericsson | Second quarter report 2024. July 12, 2024.	Accounting policies and Explanatory notes

Note 2 – Segment information

Net sales by segment by quarter

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	37,679	33,715	44,998	41,537	42,440	42,467
Of which Products	28,583	25,397	34,704	31,740	32,774	32,175
Of which Services	9,096	8,318	10,294	9,797	9,666	10,292
Cloud Software and Services	15,180	13,045	19,558	15,564	15,108	13,400
Of which Products	4,814	4,529	7,046	5,010	5,161	4,455
Of which Services	10,366	8,516	12,512	10,554	9,947	8,945
Enterprise	6,484	5,970	6,698	6,673	6,379	5,995
Other	505	595	627	699	517	691

Total	59,848	53,325	71,881	64,473	64,444	62,553

	2024		2023
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	12%	-25%	8%	-2%	0%	-28%
Of which Products	13%	-27%	9%	-3%	2%	-30%
Of which Services	9%	-19%	5%	1%	-6%	-20%
Cloud Software and Services	16%	-33%	26%	3%	13%	-34%
Of which Products	6%	-36%	41%	-3%	16%	-45%
Of which Services	22%	-32%	19%	6%	11%	-26%
Enterprise	9%	-11%	0%	5%	6%	-5%
Other	-15%	-5%	-10%	35%	-25%	-17%

Total	12%	-26%	11%	0%	3%	-27%

	2024			2023
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-11%	-21%	-23%	-14%	-8%	4%
Of which Products	-13%	-21%	-24%	-11%	-7%	3%
Of which Services	-6%	-19%	-20%	-21%	-10%	7%
Cloud Software and Services	0%	-3%	-3%	10%	8%	11%
Of which Products	-7%	2%	-12%	5%	10%	23%
Of which Services	4%	-5%	3%	12%	7%	6%
Enterprise	2%	0%	6%	34%	275%	275%
Other	-2%	-14%	-24%	0%	-32%	4%

Total	-7%	-15%	-16%	-5%	3%	14%

	2024		2023
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	71,394	33,715	171,442	126,444	84,907	42,467
Of which Products	53,980	25,397	131,393	96,689	64,949	32,175
Of which Services	17,414	8,318	40,049	29,755	19,958	10,292
Cloud Software and Services	28,225	13,045	63,630	44,072	28,508	13,400
Of which Products	9,343	4,529	21,672	14,626	9,616	4,455
Of which Services	18,882	8,516	41,958	29,446	18,892	8,945
Enterprise	12,454	5,970	25,745	19,047	12,374	5,995
Other	1,100	595	2,534	1,907	1,208	691

Total	113,173	53,325	263,351	191,470	126,997	62,553

	2024		2023
Year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-16%	-21%	-11%	-6%	-2%	4%
Of which Products	-17%	-21%	-11%	-5%	-2%	3%
Of which Services	-13%	-19%	-12%	-9%	-2%	7%
Cloud Software and Services	-1%	-3%	5%	9%	9%	11%
Of which Products	-3%	2%	3%	12%	16%	23%
Of which Services	0%	-5%	6%	8%	6%	6%
Enterprise	1%	0%	76%	130%	275%	275%
Other	-9%	-14%	-14%	-10%	-15%	4%

Total	-11%	-15%	-3%	3%	8%	14%

29 Ericsson | Second quarter report 2024. July 12, 2024.	Accounting policies and Explanatory notes

Gross income by segment by quarter

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	17,139	14,851	18,626	16,146	16,318	16,869
Cloud Software and Services	5,407	4,834	7,174	5,494	4,944	4,476
Enterprise	3,310	2,865	2,968	3,253	2,954	2,841
Other	-41	108	-163	-165	-115	-18

Total	25,815	22,658	28,605	24,728	24,101	24,168

	2024		2023
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	31,990	14,851	67,959	49,333	33,187	16,869
Cloud Software and Services	10,241	4,834	22,088	14,914	9,420	4,476
Enterprise	6,175	2,865	12,016	9,048	5,795	2,841
Other	67	108	-461	-298	-133	-18

Total	48,473	22,658	101,602	72,997	48,269	24,168

EBIT (loss) by segment by quarter

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	4,750	4,156	6,112	4,627	2,623	6,020
Cloud Software and Services	-728	-363	1,836	86	-1,200	-942
Enterprise	-17,424	-1,582	-1,643	-33,302	-1,679	-1,712
Other	-117	1,889	-457	-319	-56	-320

Total	-13,519	4,100	5,848	-28,908	-312	3,046

	2024		2023
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	8,906	4,156	19,382	13,270	8,643	6,020
Cloud Software and Services	-1,091	-363	-220	-2,056	-2,142	-942
Enterprise	-19,006	-1,582	-38,336	-36,693	-3,391	-1,712
Other	1,772	1,889	-1,152	-695	-376	-320

Total	-9,419	4,100	-20,326	-26,174	2,734	3,046

30 Ericsson | Second quarter report 2024. July 12, 2024.	Accounting policies and Explanatory notes

Net sales by market area by quarter

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
North America	16,588	13,944	14,404	13,456	14,443	16,927
Europe and Latin America 1) 2)	15,639	13,229	19,218	15,475	15,972	14,219
South East Asia, Oceania and India	7,694	8,565	11,804	13,764	13,839	13,911
North East Asia	4,561	3,424	9,129	5,378	5,062	4,363
Middle East and Africa	4,941	4,633	7,750	6,455	5,348	4,186
Other1) 2)	10,425	9,530	9,576	9,945	9,780	8,947

Total	59,848	53,325	71,881	64,473	64,444	62,553

1) Of which in Sweden	583	729	339	454	370	611
2) Of which in EU	8,606	7,566	10,148	7,850	8,054	8,205

	2024		2023
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
North America	19%	-3%	7%	-7%	-15%	-33%
Europe and Latin America 1) 2)	18%	-31%	24%	-3%	12%	-32%
South East Asia, Oceania and India	-10%	-27%	-14%	-1%	-1%	24%
North East Asia	33%	-62%	70%	6%	16%	-48%
Middle East and Africa	7%	-40%	20%	21%	28%	-43%
Other1) 2)	9%	0%	-4%	2%	9%	-30%

Total	12%	-26%	11%	0%	3%	-27%

1) Of which in Sweden	-20%	115%	-25%	23%	-39%	-21%
2) Of which in EU	14%	-25%	29%	-3%	-2%	-22%

	2024		2023
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
North America	15%	-18%	-43%	-49%	-37%	-18%
Europe and Latin America 1) 2)	-2%	-7%	-8%	1%	4%	-7%
South East Asia, Oceania and India	-44%	-38%	5%	74%	74%	138%
North East Asia	-10%	-22%	9%	-4%	-31%	-20%
Middle East and Africa	-8%	11%	5%	14%	2%	-3%
Other1) 2)	7%	7%	-25%	41%	158%	157%

Total	-7%	-15%	-16%	-5%	3%	14%

1) Of which in Sweden	58%	19%	-56%	-45%	-61%	-10%
2) Of which in EU	7%	-8%	-3%	-5%	-5%	-5%

	2024		2023
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
North America	30,532	13,944	59,230	44,826	31,370	16,927
Europe and Latin America 1) 2)	28,868	13,229	64,884	45,666	30,191	14,219
South East Asia, Oceania and India	16,259	8,565	53,318	41,514	27,750	13,911
North East Asia	7,985	3,424	23,932	14,803	9,425	4,363
Middle East and Africa	9,574	4,633	23,739	15,989	9,534	4,186
Other1) 2)	19,955	9,530	38,248	28,672	18,727	8,947

Total	113,173	53,325	263,351	191,470	126,997	62,553

1) Of which in Sweden	1,312	729	1,774	1,435	981	611
2) Of which in EU	16,172	7,566	34,257	24,109	16,259	8,205

	2024		2023
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
North America	-3%	-18%	-38%	-36%	-28%	-18%
Europe and Latin America 1) 2)	-4%	-7%	-3%	-1%	-1%	-7%
South East Asia, Oceania and India	-41%	-38%	62%	91%	101%	138%
North East Asia	-15%	-22%	-10%	-19%	-26%	-20%
Middle East and Africa	0%	11%	5%	5%	0%	-3%
Other1) 2)	7%	7%	41%	100%	157%	157%

Total	-11%	-15%	-3%	3%	8%	14%

1) Of which in Sweden	34%	19%	-45%	-42%	-40%	-10%
2) Of which in EU	-1%	-8%	-4%	-5%	-5%	-5%

31 Ericsson | Second quarter report 2024. July 12, 2024.	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q2 2024					Jan-Jun 2024
SEK million	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
North America	13,113	3,341	135	-1	16,588	23,877	6,375	194	86	30,532
Europe and Latin America	10,134	5,435	70	0	15,639	18,542	10,198	128	0	28,868
South East Asia, Oceania and India	5,255	2,432	6	1	7,694	11,990	4,252	16	1	16,259
North East Asia	3,599	918	1	43	4,561	6,087	1,807	6	85	7,985
Middle East and Africa	2,449	2,254	251	-13	4,941	5,143	4,114	330	-13	9,574
Other1)	3,129	800	6,021	475	10,425	5,755	1,479	11,780	941	19,955

Total	37,679	15,180	6,484	505	59,848	71,394	28,225	12,454	1,100	113,173

Share of total	63%	25%	11%	1%	100%	63%	25%	11%	1%	100%

1)	Includes primarily IPR licensing revenues and a major part of segment Enterprise.

	Q2 2024
Sequential change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total
North America	22%	10%	129%	-101%	19%
Europe and Latin America	21%	14%	21%	-	18%
South East Asia, Oceania and India	-22%	34%	-40%	-	-10%
North East Asia	45%	3%	-80%	2%	33%
Middle East and Africa	-9%	21%	218%	-	7%
Other	19%	18%	5%	2%	9%

Total	12%	16%	9%	-15%	12%

	Q2 2024					Jan-Jun 2024
Year over year change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
North America	21%	-7%	187%	-200%	15%	-4%	-1%	128%	760%	-3%
Europe and Latin America	-3%	0%	-4%	-	-2%	-6%	0%	36%	-100%	-4%
South East Asia, Oceania and India	-55%	13%	-33%	0%	-44%	-48%	-6%	-6%	-89%	-41%
North East Asia	-10%	-14%	-80%	760%	-10%	-16%	-14%	-54%	52%	-15%
Middle East and Africa	-14%	-7%	199%	117%	-8%	4%	-6%	76%	-750%	0%
Other	17%	88%	-2%	-8%	7%	19%	70%	-2%	-11%	7%

Total	-11%	0%	2%	-2%	-7%	-16%	-1%	1%	-9%	-11%

32 Ericsson | Second quarter report 2024. July 12, 2024.	Accounting policies and Explanatory notes

Top 5 countries in sales

	Q2		Jan-Jun
Country, percentage of net sales 1)	2024	2023	2024	2023
United States	38%	32%	38%	35%
India	6%	14%	8%	12%
China	6%	5%	5%	3%
United Kingdom	3%	3%	3%	3%
Japan	3%	2%	3%	3%

1)	Based on Jan-Jun 2024. Includes IPR licensing revenues.

IPR licensing revenues by segment by quarter

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	3,187	2,539	2,176	2,283	2,603	2,041
Cloud Software and Services	700	557	478	500	572	448

Total	3,887	3,096	2,654	2,783	3,175	2,489

	2024		2023
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	5,726	2,539	9,103	6,927	4,644	2,041
Cloud Software and Services	1,257	557	1,998	1,520	1,020	448

Total	6,983	3,096	11,101	8,447	5,664	2,489

Note 3 – Financial income and expenses, net

Financial income and expenses, net

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Financial income	742	681	518	471	639	517
Financial expenses	-1,029	-1,099	-1,287	-1,024	-942	-865
Net foreign exchange gains/ losses	-74	-53	-169	-166	-116	-569

Total	-361	-471	-938	-719	-419	-917

	2024		2023
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Financial income	1,423	681	2,145	1,627	1,156	517
Financial expenses	-2,128	-1,099	-4,118	-2,831	-1,807	-865
Net foreign exchange gains/ losses	-127	-53	-1,020	-851	-685	-569

Total	-832	-471	-2,993	-2,055	-1,336	-917

33 Ericsson | Second quarter report 2024. July 12, 2024.	Accounting policies and Explanatory notes

Note 4 – Provisions

Provisions

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	10,065	11,706	11,535	12,005	10,541	11,588
Additions 1)	2,472	783	2,556	1,462	4,760	1,699
Utilization	-1,448	-2,140	-1,728	-1,422	-2,953	-2,463
Of which restructuring	-755	-932	-1,175	-994	-423	-274
Reversal of excess amounts	-411	-364	-368	-384	-564	-224
Reclassification, translation difference and other	-478	80	-289	-126	221	-59

Closing balance	10,200	10,065	11,706	11,535	12,005	10,541

Of which restructuring	3,757	2,953	3,720	4,235	4,413	1,096

	2024		2023
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	11,706	11,706	11,588	11,588	11,588	11,588
Additions 1)	3,255	783	10,477	7,921	6,459	1,699
Utilization	-3,588	-2,140	-8,566	-6,838	-5,416	-2,463
Of which restructuring	-1,687	-932	-2,866	-1,691	-697	-274
Reversal of excess amounts	-775	-364	-1,540	-1,172	-788	-224
Reclassification, translation difference and other	-398	80	-253	36	162	-59

Closing balance	10,200	10,065	11,706	11,535	12,005	10,541

Of which restructuring	3,757	2,953	3,720	4,235	4,413	1,096

1)

Additions in 2023 and 2024 mainly relates to restructuring provisions for the cost-reduction activities. In Q1 2023 the Company entered into the DOJ Plea Agreement with the DOJ and the provision of SEK -2.3 billion (including estimated expenses for the extended compliance monitorship) made in Q4 2022 was utilized in Q2 2023.

34 Ericsson | Second quarter report 2024. July 12, 2024.	Accounting policies and Explanatory notes

Note 5 – Financial risk management

Since Q1 2023, liquidity portfolios in some subsidiaries have been managed globally on a fair value basis, therefore deposits (cash equivalents) held in these portfolios are classified as fair value through P&L (previously classified as amortized costs). During the year, the Company issued Commercial Papers and drew down its revolving credit facilities for short term liquidity purposes, both borrowings are classified as amortized costs liabilities.

There have been no changes to the fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

Financial instruments

SEK billion	Jun 30 2024				Dec 31 2023
	Fair value hierarchy level				Fair value hierarchy level
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Assets at fair value through profit or loss
Customer finance 1)	5.4	—	—	5.4	6.9	—	—	6.9
Interest-bearing securities	24.7	22.9	1.8	—	19.1	18.6	0.5	—
Cash equivalents 2)	13.0	0.9	12.1	—	17.5	0.8	16.7	—
Other financial assets	2.0	0.1	—	1.9	2.1	0.1	—	2.0
Other current assets	0.7	—	0.7	—	1.9	—	1.9	—
Assets at fair value through OCI
Trade receivables	43.6	—	—	43.6	42.2	—	—	42.2
Assets at amortized costs
Interest-bearing securities	0.3	—	—	—	0.4	—	—	—
Other financial assets	0.7	—	—	—	0.6	—	—	—

Total financial assets	90.4				90.7

Financial liabilities at designated FVTPL
Parent company borrowings	-36.1	-18.9	-17.2	—	-38.0	-23.7	-14.3	—
Financial liabilities at FVTPL
Other current liabilities	-1.8	—	-1.8	—	-1.8	—	-1.8	—
Liabilities at amortized cost
Trade payables	-26.7	—	—	—	-27.8	—	—	—
Borrowings	-4.5	—	—	—	-8.9	—	—	—

Total financial liabilities	-69.1				-76.4

1)	Year to date movements of customer finance receivables are as follows: additions of SEK 11.5 billion, disposals and repayments of SEK 13.5 billion and revaluation gain of SEK 0.5 billion.
2)	Total Cash and cash equivalent is SEK 28.7 (35.2 on Dec 31, 2023) billion, of which SEK 13.0 (17.5 on Dec 31, 2023) billion relating to Cash equivalents are presented in the table above.

Exchange rates used in the consolidation

	Jan-Jun		Jan-Dec
	2024	2023	2023
EUR/ SEK -closing rate	11.37	11.81	11.09
USD/ SEK -closing rate	10.61	10.88	10.01

35 Ericsson | Second quarter report 2024. July 12, 2024.	Accounting policies and Explanatory notes

Note 6 – Cash flow

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	699	434	720	817	806	954
Capitalized development expenses	327	386	551	485	562	575
IPR, brands and other intangible assets	45	1	1	—	94	2

Total	1,071	821	1,272	1,302	1,462	1,531

Depreciation, amortization and impairment losses
Property, plant and equipment	1,161	941	1,354	1,331	1,066	1,183
Capitalized development expenses	349	312	274	222	244	397
Goodwill, IPR, brands and other intangible assets	15,945	793	846	32,735	853	803
Right-of-use assets	560	566	609	613	650	709

Total	18,015	2,612	3,083	34,901	2,813	3,092

	2024		2023
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Additions
Property, plant and equipment	1,133	434	3,297	2,577	1,760	954
Capitalized development expenses	713	386	2,173	1,622	1,137	575
IPR, brands and other intangible assets	46	1	97	96	96	2

Total	1,892	821	5,567	4,295	2,993	1,531

Depreciation, amortization and impairment losses
Property, plant and equipment	2,102	941	4,934	3,580	2,249	1,183
Capitalized development expenses	661	312	1,137	863	641	397
Goodwill, IPR, brands and other intangible assets	16,738	793	35,237	34,391	1,656	803
Right-of-use assets	1,126	566	2,581	1,972	1,359	709

Total	20,627	2,612	43,889	40,806	5,905	3,092

Note 7 – Contingent liabilities and Assets pledged as collateral

Contingent liabilities and Assets pledged as collateral

SEK million	Jun 30 2024	Dec 31 2023
Contingent liabilities	3,572	3,037
Assets pledged as collateral	8,570	8,501

36 Ericsson | Second quarter report 2024. July 12, 2024.	Accounting policies and Explanatory notes

Note 8 – Share information

Number of shares and earnings per share

	Q2		Jan-Jun
	2024	2023	2024	2023
Number of shares, end of period (million)	3,348	3,344	3,348	3,344
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,086	3,082	3,086	3,082
Number of treasury shares, end of period (million)	16	14	16	14
Number of shares outstanding, basic, end of period (million)	3,333	3,330	3,333	3,330
Numbers of shares outstanding, diluted, end of period (million)	3,340	3,337	3,340	3,337
Average number of treasury shares (million)	14	11	14	7
Average number of shares outstanding, basic (million)	3,332	3,330	3,332	3,330
Average number of shares outstanding, diluted (million)1)	3,339	3,337	3,339	3,337
Earnings (loss) per share, basic (SEK)2)	-3.34	-0.21	-2.57	0.25
Earnings (loss) per share, diluted (SEK)1)	-3.34	-0.21	-2.57	0.25

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income attributable to owners of the Parent Company.

The proposed dividend of SEK 2.70 per share was approved by the AGM on 3 April 2024. The first of two equal dividend payments of SEK 1.35 per share was paid on 10 April 2024, and the second will be made with a record date of 2 October 2024, with an expected payment date of 7 October 2024.

Note 9 – Employee information

Number of employees

	2024		2023
End of period	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
North America	10,373	10,498	10,744	10,860	11,518	11,765
Europe and Latin America1)	45,085	45,143	45,380	45,821	47,521	47,500
South East Asia, Oceania and India	26,558	27,016	27,016	27,648	27,726	27,981
North East Asia	11,619	12,084	12,331	12,535	12,602	13,136
Middle East and Africa	4,350	4,399	4,481	4,487	4,523	4,549

Total	97,985	99,140	99,952	101,351	103,890	104,931

1)Of which in Sweden	14,109	13,849	13,977	14,109	14,713	14,384

Note 10 – Goodwill and Customer relationships, IPR and other intangible assets

Goodwill and Customer relationships, IPR and other intangible assets

	Jan-Jun 2024		Jan-Dec 2023
Year to date, SEK million	Goodwill	Intangible assets	Goodwill	Intangible assets
Opening balance	52,944	22,667	84,570	26,340
Additions	—	46	—	97
Acquired business	—	—	348	306
Amortizations	—	-1,618	—	-3,321
Impairment losses	-1,260	-13,860	-31,897	-19
Translation differences	2,758	1,224	-77	-736

Closing balance	54,442	8,459	52,944	22,667

The second quarter 2024 includes an impairment loss mainly attributed to the Vonage acquisition of SEK -15.1 (-31.9) billion. The net income impact after tax is SEK -11.4 (-31.9) billion and reported in segment Enterprise. Of the total impairment losses SEK -1.3 (-31.9) billion impacts goodwill, reported on the line-item Other operating income and expenses, and SEK -13.9 (0.0) billion impacts intangible assets, reported on the line-item Research and development expenses of SEK -1.2 billion and Selling and administrative expenses of SEK -12.6 billion.

The impairment charge in the Vonage CGU is a result of the lower market growth outlook. A change in the EBITA assumptions remains the most sensitive to a possible change.

37 Ericsson | Second quarter report 2024. July 12, 2024.	Accounting policies and Explanatory notes

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APMs should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2023.

As from the second quarter some of the APMs have been renamed and the use of “Adjusted” replaces “excluding restructuring charges.” This is a change in nomenclature only. The calculation methodology and reconciliation are the same.

Rolling four quarters of EBIT has been removed and is replaced by Rolling four quarters of EBITA. The main reason for the update is to align with the targets set for the Group on EBITA.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic sales growth.

	2024		2023
Isolated quarters, year over year change	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	59,848	53,325	71,881	64,473	64,444	62,553
Acquired business	—	—	—	-1,000	-4,154	-3,894
Net FX impact	22	740	-111	-2,052	-3,662	-3,596
Comparable net sales, excluding FX impact	59,870	54,065	71,770	61,421	56,628	55,063
Comparable quarter net sales adj. for acq/ div business	64,444	62,553	85,980	68,040	62,292	55,061
Organic sales growth (%)	-7%	-14%	-17%	-10%	-9%	0%

	2024		2023
Year to date, year over year change	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	113,173	53,325	263,351	191,470	126,997	62,553
Acquired business	—	—	-9,048	-9,048	-8,048	-3,894
Net FX impact	762	740	-9,421	-9,310	-7,258	-3,596
Comparable net sales, excluding FX impact	113,935	54,065	244,882	173,112	111,691	55,063
Comparable quarter net sales adj. for acq/ div business	126,997	62,553	271,373	185,393	117,353	55,061
Organic sales growth (%)	-10%	-14%	-10%	-7%	-5%	0%

38 Ericsson | Second quarter report 2024. July 12, 2024.	Alternative performance measures

Items excluding restructuring charges and impairments of goodwill and intangible assets

Gross income, operating expenses, and EBIT are presented excluding restructuring charges, and for certain measures, as a percentage of net sales. EBIT is also presented excluding restructuring charges and impairments of goodwill and intangible assets.

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	25,815	22,658	28,605	24,728	24,101	24,168
Net sales	59,848	53,325	71,881	64,473	64,444	62,553
Gross margin (%)	43.1%	42.5%	39.8%	38.4%	37.4%	38.6%

Gross income	25,815	22,658	28,605	24,728	24,101	24,168
Restructuring charges included in cost of sales	466	122	956	548	552	746
Adjusted gross income	26,281	22,780	29,561	25,276	24,653	24,914
Net sales	59,848	53,325	71,881	64,473	64,444	62,553
Adjusted gross margin (%)	43.9%	42.7%	41.1%	39.2%	38.3%	39.8%

Operating expenses	-38,084	-20,519	-22,686	-21,629	-24,733	-21,139
Restructuring charges included in R&D expenses	805	-10	484	197	1,659	91
Restructuring charges included in selling and administrative expenses	357	93	80	143	922	143
Operating expenses excluding restructuring charges	-36,922	-20,436	-22,122	-21,289	-22,152	-20,905

EBIT (loss)	-13,519	4,100	5,848	-28,908	-312	3,046
Net sales	59,848	53,325	71,881	64,473	64,444	62,553
EBIT margin (%)	-22.6%	7.7%	8.1%	-44.8%	-0.5%	4.9%

EBIT (loss)	-13,519	4,100	5,848	-28,908	-312	3,046
Total restructuring charges	1,628	205	1,520	888	3,133	980
Adjusted EBIT (loss)	-11,891	4,305	7,368	-28,020	2,821	4,026
Net sales	59,848	53,325	71,881	64,473	64,444	62,553
Adjusted EBIT margin (%)	-19.9%	8.1%	10.3%	-43.5%	4.4%	6.4%
Adjusted EBIT (loss)	-11,891	4,305	7,368	-28,020	2,821	4,026
Impairment of goodwill and intangible assets	15,120	—	—	31,916	—	—
Adjusted EBIT excluding impairments of goodwill and intangible assets	3,229	4,305	7,368	3,896	2,821	4,026
Net sales	59,848	53,325	71,881	64,473	64,444	62,553
Adjusted EBIT margin excluding impairments of goodwill and intangible assets (%)	5.4%	8.1%	10.3%	6.0%	4.4%	6.4%

	2024		2023
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	48,473	22,658	101,602	72,997	48,269	24,168
Net sales	113,173	53,325	263,351	191,470	126,997	62,553
Gross margin (%)	42.8%	42.5%	38.6%	38.1%	38.0%	38.6%
Gross income	48,473	22,658	101,602	72,997	48,269	24,168
Restructuring charges included in cost of sales	588	122	2,802	1,846	1,298	746
Adjusted gross income	49,061	22,780	104,404	74,843	49,567	24,914
Net sales	113,173	53,325	263,351	191,470	126,997	62,553
Adjusted gross margin (%)	43.4%	42.7%	39.6%	39.1%	39.0%	39.8%
Operating expenses	-58,603	-20,519	-90,187	-67,501	-45,872	-21,139
Restructuring charges included in R&D expenses	795	-10	2,431	1,947	1,750	91
Restructuring charges included in selling and administrative expenses	450	93	1,288	1,208	1,065	143
Operating expenses excluding restructuring charges	-57,358	-20,436	-86,468	-64,346	-43,057	-20,905
EBIT (loss)	-9,419	4,100	-20,326	-26,174	2,734	3,046
Net sales	113,173	53,325	263,351	191,470	126,997	62,553
EBIT margin (%)	-8.3%	7.7%	-7.7%	-13.7%	2.2%	4.9%
EBIT (loss)	-9,419	4,100	-20,326	-26,174	2,734	3,046
Total restructuring charges	1,833	205	6,521	5,001	4,113	980
Adjusted EBIT (loss)	-7,586	4,305	-13,805	-21,173	6,847	4,026
Net sales	113,173	53,325	263,351	191,470	126,997	62,553
Adjusted EBIT margin (%)	-6.7%	8.1%	-5.2%	-11.1%	5.4%	6.4%
Adjusted EBIT (loss)	-7,586	4,305	-13,805	-21,173	6,847	4,026
Impairment of goodwill and intangible assets	15,120	—	31,916	31,916	—	—
Adjusted EBIT excluding impairments of goodwill and intangible assets	7,534	4,305	18,111	10,743	6,847	4,026
Net sales	113,173	53,325	263,351	191,470	126,997	62,553
Adjusted EBIT margin excluding impairments of goodwill and intangible assets (%)	6.7%	8.1%	6.9%	5.6%	5.4%	6.4%

39 Ericsson | Second quarter report 2024. July 12, 2024.	Alternative performance measures

EBITA and EBITA margin / Adjusted EBITA and EBITA margin

Earnings before interest, income tax, amortizations and write-downs of acquired intangibles (including goodwill) also expressed as a percentage of net sales.

Adjusted EBITA also expressed as a percentage of net sales.

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss)	-10,999	2,613	3,409	-30,491	-597	1,575
Income tax	-2,881	1,016	1,501	864	-134	554
Financial income and expenses, net	361	471	938	719	419	917
Amortizations and write-downs of acquired intangibles	15,945	793	846	32,736	854	802
Of which segment Enterprise	15,916	762	813	32,702	788	767
EBITA	2,426	4,893	6,694	3,828	542	3,848
Net sales	59,848	53,325	71,881	64,473	64,444	62,553
EBITA margin (%)	4.1%	9.2%	9.3%	5.9%	0.8%	6.2%
Restructuring charges	1,628	205	1,520	888	3,133	980
Adjusted EBITA	4,054	5,098	8,214	4,716	3,675	4,828
Adjusted EBITA margin (%)	6.8%	9.6%	11.4%	7.3%	5.7%	7.7%

	2024		2023
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	-8,386	2,613	-26,104	-29,513	978	1,575
Income tax	-1,865	1,016	2,785	1,284	420	554
Financial income and expenses, net	832	471	2,993	2,055	1,336	917
Amortizations and write-downs of acquired intangibles	16,738	793	35,238	34,392	1,656	802
Of which segment Enterprise	16,678	762	35,070	34,257	1,555	767
EBITA	7,319	4,893	14,912	8,218	4,390	3,848
Net sales	113,173	53,325	263,351	191,470	126,997	62,553
EBITA margin (%)	6.5%	9.2%	5.7%	4.3%	3.5%	6.2%
Restructuring charges	1,833	205	6,521	5,001	4,113	980
Adjusted EBITA	9,152	5,098	21,433	13,219	8,503	4,828
Adjusted EBITA margin (%)	8.1%	9.6%	8.1%	6.9%	6.7%	7.7%

Additionally, Ericsson provides forward-looking targets for adjusted EBITA margin and Free cash flow before M&A, which are non-IFRS financial measures. Ericsson has not provided quantitative reconciliation of these targets to the most directly comparable IFRS measures because certain information needed to reconcile these non-IFRS financial measures to the most comparable IFRS financial measures are dependent on specific items or impacts that are not yet determined, are subject to incarcerating and variability in timing and amount due to their nature, are outside of Ericsson’s control or cannot be predicted, including items and impacts such as currency exchange rate changes, acquisitions and disposals, and charges such as impairments or acquisition related charges. Accordingly, reconciliation of these non-IFRS forward-looking financial measures to the most directly comparable IFRS financial measures are not available without unreasonable efforts. Such unavailable reconciling items could significantly impact our results of operations and financial condition.

Rolling four quarters of net sales and adjusted EBITA margin (%)

Net sales, EBITA margin and restructuring charges as a sum of last four quarters.

	2024		2023
Rolling four quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	249,527	254,123	263,351	277,450	281,017	279,038
EBITA	17,841	15,957	14,912	17,267	21,052	27,976
Restructuring charges	4,241	5,746	6,521	5,229	4,422	1,338
Adjusted EBITA	22,082	21,703	21,433	22,496	25,474	29,314
Adjusted EBITA margin (%)	8.8%	8.5%	8.1%	8.1%	9.1%	10.5%

40 Ericsson | Second quarter report 2024. July 12, 2024.	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2024		2023
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	28,736	31,848	35,190	26,900	22,331	34,133
+ Interest-bearing securities, current	13,838	8,948	9,584	9,553	8,513	9,259
+ Interest-bearing securities, non-current	11,146	11,177	9,931	4,032	4,878	3,925
Gross cash, end of period	53,720	51,973	54,705	40,485	35,722	47,317
- Borrowings, current	8,067	8,491	17,655	18,772	10,354	11,577
- Borrowings, non-current	32,520	32,675	29,218	20,103	23,476	22,167
Net cash, end of period	13,133	10,807	7,832	1,610	1,892	13,573

Capital employed

Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions, deferred tax liabilities, contract liabilities, other non-current liabilities, current provisions, trade payables, current tax liabilities and other current liabilities).

	2024		2023
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	278,486	299,523	297,036	306,349	343,358	345,658
Non-interest-bearing provisions and liabilities
Provisions, non-current	2,642	3,952	4,927	5,190	5,263	4,119
Deferred tax liabilities	1,295	3,999	3,880	4,343	4,887	4,986
Other non-current liabilities	865	839	755	812	788	716
Provisions, current	7,558	6,113	6,779	6,345	6,742	6,422
Contract liabilities	40,704	42,538	34,416	41,234	44,237	47,916
Trade payables	26,731	25,305	27,768	30,629	35,463	34,554
Current tax liabilities	3,710	3,810	3,561	3,029	2,665	2,478
Other current liabilities	38,485	35,786	36,985	43,841	45,637	49,064
Capital employed	156,496	177,181	177,965	170,926	197,676	195,403

Capital turnover

Annualized net sales divided by average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	59,848	53,325	71,881	64,473	64,444	62,553
Annualized net sales	239,392	213,300	287,524	257,892	257,776	250,212
Average capital employed
Capital employed at beginning of period	177,181	177,965	170,926	197,676	195,403	202,899
Capital employed at end of period	156,496	177,181	177,965	170,926	197,676	195,403
Average capital employed	166,839	177,573	174,446	184,301	196,540	199,151
Capital turnover (times)	1.4	1.2	1.6	1.4	1.3	1.3

	2024		2023
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	113,173	53,325	263,351	191,470	126,997	62,553
Annualized net sales	226,346	213,300	263,351	255,293	253,994	250,212
Average capital employed
Capital employed at beginning of period	177,965	177,965	202,899	202,899	202,899	202,899
Capital employed at end of period	156,496	177,181	177,965	170,926	197,676	195,403
Average capital employed	167,231	177,573	190,432	186,913	200,288	199,151
Capital turnover (times)	1.4	1.2	1.4	1.4	1.3	1.3

41 Ericsson | Second quarter report 2024. July 12, 2024.	Alternative performance measures

Return on capital employed

The annualized total of EBIT as a percentage of average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
EBIT (loss)	-13,519	4,100	5,848	-28,908	-312	3,046
Annualized EBIT (loss)	-54,076	16,400	23,392	-115,632	-1,248	12,184
Average capital employed
Capital employed at beginning of period	177,181	177,965	170,926	197,676	195,403	202,899
Capital employed at end of period	156,496	177,181	177,965	170,926	197,676	195,403
Average capital employed	166,839	177,573	174,446	184,301	196,540	199,151
Return on capital employed (%)	-32.4%	9.2%	13.4%	-62.7%	-0.6%	6.1%

	2024		2023
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
EBIT (loss)	-9,419	4,100	-20,326	-26,174	2,734	3,046
Annualized EBIT (loss)	-18,838	16,400	-20,326	-34,899	5,468	12,184
Average capital employed
Capital employed at beginning of period	177,965	177,965	202,899	202,899	202,899	202,899
Capital employed at end of period	156,496	177,181	177,965	170,926	197,676	195,403
Average capital employed	167,231	177,573	190,432	186,913	200,288	199,151
Return on capital employed (%)	-11.3%	9.2%	-10.7%	-18.7%	2.7%	6.1%

Equity ratio

Equity expressed as a percentage of total assets.

	2024		2023
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	82,467	107,639	97,408	105,435	132,355	125,832
Total assets	278,486	299,523	297,036	306,349	343,358	345,658
Equity ratio (%)	29.6%	35.9%	32.8%	34.4%	38.5%	36.4%

Return on equity

Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss) attributable to owners of the Parent Company	-11,132	2,559	3,394	-30,670	-686	1,516
Annualized	-44,528	10,236	13,576	-122,680	-2,744	6,064
Average stockholders’ equity
Stockholders’ equity, beginning of period	109,137	98,673	106,791	133,869	127,396	134,814
Stockholders’ equity, end of period	83,840	109,137	98,673	106,791	133,869	127,396
Average stockholders’ equity	96,489	103,905	102,732	120,330	130,633	131,105
Return on equity (%)	-46.1%	9.9%	13.2%	-102.0%	-2.1%	4.6%

	2024		2023
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss) attributable to owners of the Parent Company	-8,573	2,559	-26,446	-29,840	830	1,516
Annualized	-17,146	10,236	-26,446	-39,787	1,660	6,064
Average stockholders’ equity
Stockholders’ equity, beginning of period	98,673	98,673	134,814	134,814	134,814	134,814
Stockholders’ equity, end of period	83,840	109,137	98,673	106,791	133,869	127,396
Average stockholders’ equity	91,257	103,905	116,744	120,803	134,342	131,105
Return on equity (%)	-18.8%	9.9%	-22.7%	-32.9%	1.2%	4.6%

42 Ericsson | Second quarter report 2024. July 12, 2024.	Alternative performance measures

Free cash flow before M&A / Free cash flow after M&A / Free cash flow before M&A (% of net sales)

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities.

Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.

Free cash flow before M&A (% of net sales): Free cash flow before M&A as a percentage of net sales.

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	9,276	5,075	14,482	1,402	-2,882	-5,825
Net capital expenditures and other investments (excl. M&A)
Investments in property, plant and equipment	-699	-434	-720	-817	-806	-954
Sales of property, plant and equipment	42	24	37	51	42	33
Product development	-327	-386	-551	-485	-562	-575
Other investments ¹	-39	-7	-1	0	-94	-2
Repayment of lease liabilities	-658	-601	-783	-691	-690	-693
Free cash flow before M&A	7,595	3,671	12,464	-540	-4,992	-8,016
Acquisitions/ divestments of subs and other operations, net	-48	-106	-225	-160	-911	-844
Free cash flow after M&A	7,547	3,565	12,239	-700	-5,903	-8,860
Net sales	59,848	53,325	71,881	64,473	64,444	62,553
Free cash flow before M&A (% of net sales)	12.7%	6.9%	17.3%	-0.8%	-7.7%	-12.8%
	2024		2023
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	14,351	5,075	7,177	-7,305	-8,707	-5,825
Net capital expenditures and other investments (excl. M&A)
Investments in property, plant and equipment	-1,133	-434	-3,297	-2,577	-1,760	-954
Sales of property, plant and equipment	66	24	163	126	75	33
Product development	-713	-386	-2,173	-1,622	-1,137	-575
Other investments ¹	-46	-7	-97	-96	-96	-2
Repayment of lease liabilities	-1,259	-601	-2,857	-2,074	-1,383	-693
Free cash flow before M&A	11,266	3,671	-1,084	-13,548	-13,008	-8,016
Acquisitions/ divestments of subs and other operations, net	-154	-106	-2,140	-1,915	-1,755	-844
Free cash flow after M&A	11,112	3,565	-3,224	-15,463	-14,763	-8,860
Net sales	113,173	53,325	263,351	191,470	126,997	62,553
Free cash flow before M&A (% of net sales)	10.0%	6.9%	-0.4%	-7.1%	-10.2%	-12.8%

1)

Other investments is part of the line item Other investing activities in the Consolidated cash flow statement. The differences are movements in other interest-bearing assets and the cash flow hedge reserve gain, which are not to be part of the definition of Free cash flow.

43 Ericsson | Second quarter report 2024. July 12, 2024.	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency

	2024		2023
Isolated quarter, year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-11%	-19%	-23%	-16%	-13%	-2%
Cloud Software and Services	0%	-2%	-4%	5%	1%	5%
Enterprise	0%	1%	7%	11%	20%	19%
Other	-5%	-14%	-27%	-8%	-18%	0%

Total	-7%	-14%	-17%	-10%	-9%	0%

	2024		2023
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-15%	-19%	-15%	-11%	-8%	-2%
Cloud Software and Services	-1%	-2%	1%	4%	3%	5%
Enterprise	1%	1%	11%	14%	20%	19%
Other	-10%	-14%	-14%	-8%	-8%	0%

Total	-10%	-14%	-10%	-7%	-5%	0%

Sales growth by market area adjusted for comparable units and currency

	2024		2023
Isolated quarter, year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
North America	14%	-17%	-43%	-51%	-42%	-26%
Europe and Latin America	-3%	-8%	-12%	-6%	-3%	-12%
South East Asia, Oceania and India	-44%	-37%	7%	74%	71%	132%
North East Asia	-3%	-16%	11%	-2%	-32%	-19%
Middle East and Africa	-8%	11%	4%	10%	-4%	-8%
Other	7%	9%	-24%	21%	38%	28%

Total	-7%	-14%	-17%	-10%	-9%	0%

	2024		2023
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
North America	-3%	-17%	-41%	-41%	-35%	-26%
Europe and Latin America	-5%	-8%	-9%	-7%	-8%	-12%
South East Asia, Oceania and India	-41%	-37%	61%	88%	97%	132%
North East Asia	-9%	-16%	-9%	-19%	-26%	-19%
Middle East and Africa	0%	11%	1%	0%	-6%	-8%
Other	8%	9%	3%	27%	33%	28%

Total	-10%	-14%	-10%	-7%	-5%	0%

Rolling four quarters of net sales by segment

	2024		2023
Rolling four quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	157,929	162,690	171,442	185,070	191,680	195,223
Cloud Software and Services	63,347	63,275	63,630	64,282	62,931	61,837
Enterprise	25,825	25,720	25,745	25,361	23,669	18,993
Other	2,426	2,438	2,534	2,737	2,737	2,985

Total	249,527	254,123	263,351	277,450	281,017	279,038

44 Ericsson | Second quarter report 2024. July 12, 2024.	Alternative performance measures

Gross margin by segment by quarter

	2024		2023
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	45.5%	44.0%	41.4%	38.9%	38.4%	39.7%
Cloud Software and Services	35.6%	37.1%	36.7%	35.3%	32.7%	33.4%
Enterprise	51.0%	48.0%	44.3%	48.7%	46.3%	47.4%
Other	-8.1%	18.2%	-26.0%	-23.6%	-22.2%	-2.6%

Total	43.1%	42.5%	39.8%	38.4%	37.4%	38.6%

	2024		2023
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	44.8%	44.0%	39.6%	39.0%	39.1%	39.7%
Cloud Software and Services	36.3%	37.1%	34.7%	33.8%	33.0%	33.4%
Enterprise	49.6%	48.0%	46.7%	47.5%	46.8%	47.4%
Other	6.1%	18.2%	-18.2%	-15.6%	-11.0%	-2.6%

Total	42.8%	42.5%	38.6%	38.1%	38.0%	38.6%

EBIT margin by segment by quarter

	2024		2023
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	12.6%	12.3%	13.6%	11.1%	6.2%	14.2%
Cloud Software and Services	-4.8%	-2.8%	9.4%	0.6%	-7.9%	-7.0%
Enterprise	-268.7%	-26.5%	-24.5%	-499.1%	-26.3%	-28.6%
Other	-23.2%	317.5%	-72.9%	-45.6%	-10.8%	-46.3%

Total	-22.6%	7.7%	8.1%	-44.8%	-0.5%	4.9%

	2024		2023
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	12.5%	12.3%	11.3%	10.5%	10.2%	14.2%
Cloud Software and Services	-3.9%	-2.8%	-0.3%	-4.7%	-7.5%	-7.0%
Enterprise	-152.6%	-26.5%	-148.9%	-192.6%	-27.4%	-28.6%
Other	161.1%	317.5%	-45.5%	-36.4%	-31.1%	-46.3%

Total	-8.3%	7.7%	-7.7%	-13.7%	2.2%	4.9%

45 Ericsson | Second quarter report 2024. July 12, 2024.	Alternative performance measures

EBITA and EBITA margin by segment by quarter

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	4,771	4,179	6,135	4,651	2,678	6,042
Cloud Software and Services	-721	-355	1,846	96	-1,190	-929
Enterprise	-1,508	-820	-830	-600	-891	-945
Other	-116	1,889	-457	-319	-55	-320

Total	2,426	4,893	6,694	3,828	542	3,848

	2024		2023
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	12.7%	12.4%	13.6%	11.2%	6.3%	14.2%
Cloud Software and Services	-4.7%	-2.7%	9.4%	0.6%	-7.9%	-6.9%
Enterprise	-23.3%	-13.7%	-12.4%	-9.0%	-14.0%	-15.8%
Other	-23.0%	317.5%	-72.9%	-45.6%	-10.6%	-46.3%

Total	4.1%	9.2%	9.3%	5.9%	0.8%	6.2%

	2024		2023
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	8,950	4,179	19,506	13,371	8,720	6,042
Cloud Software and Services	-1,076	-355	-177	-2,023	-2,119	-929
Enterprise	-2,328	-820	-3,266	-2,436	-1,836	-945
Other	1,773	1,889	-1,151	-694	-375	-320

Total	7,319	4,893	14,912	8,218	4,390	3,848

	2024		2023
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	12.5%	12.4%	11.4%	10.6%	10.3%	14.2%
Cloud Software and Services	-3.8%	-2.7%	-0.3%	-4.6%	-7.4%	-6.9%
Enterprise	-18.7%	-13.7%	-12.7%	-12.8%	-14.8%	-15.8%
Other	161.2%	317.5%	-45.4%	-36.4%	-31.0%	-46.3%

Total	6.5%	9.2%	5.7%	4.3%	3.5%	6.2%

46 Ericsson | Second quarter report 2024. July 12, 2024.	Alternative performance measures

Restructuring charges by function

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-466	-122	-956	-548	-552	-746
Research and development expenses	-805	10	-484	-197	-1,659	-91
Selling and administrative expenses	-357	-93	-80	-143	-922	-143

Total	-1,628	-205	-1,520	-888	-3,133	-980

	2024		2023
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-588	-122	-2,802	-1,846	-1,298	-746
Research and development expenses	-795	10	-2,431	-1,947	-1,750	-91
Selling and administrative expenses	-450	-93	-1,288	-1,208	-1,065	-143

Total	-1,833	-205	-6,521	-5,001	-4,113	-980

Restructuring charges by segment

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-481	-95	-1,292	-564	-2,177	-404
of which cost of sales	-214	-68	-816	-408	-376	-367
of which operating expenses	-267	-27	-476	-156	-1,801	-37
Cloud Software and Services	-816	-60	-183	-335	-906	-500
of which cost of sales	-246	-49	-119	-143	-177	-367
of which operating expenses	-570	-11	-64	-192	-729	-133
Enterprise	-285	-38	-27	-5	-52	-89
of which cost of sales	-3	-5	0	-3	-1	-12
of which operating expenses	-282	-33	-27	-2	-51	-77
Other	-46	-12	-18	16	2	13
of which cost of sales	-3	0	-21	6	2	0
of which operating expenses	-43	-12	3	10	0	13

Total	-1,628	-205	-1,520	-888	-3,133	-980

	2024		2023
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-576	-95	-4,437	-3,145	-2,581	-404
of which cost of sales	-282	-68	-1,967	-1,151	-743	-367
of which operating expenses	-294	-27	-2,470	-1,994	-1,838	-37
Cloud Software and Services	-876	-60	-1,924	-1,741	-1,406	-500
of which cost of sales	-295	-49	-806	-687	-544	-367
of which operating expenses	-581	-11	-1,118	-1,054	-862	-133
Enterprise	-323	-38	-173	-146	-141	-89
of which cost of sales	-8	-5	-16	-16	-13	-12
of which operating expenses	-315	-33	-157	-130	-128	-77
Other	-58	-12	13	31	15	13
of which cost of sales	-3	0	-13	8	2	0
of which operating expenses	-55	-12	26	23	13	13

Total	-1,833	-205	-6,521	-5,001	-4,113	-980

47 Ericsson | Second quarter report 2024. July 12, 2024.	Alternative performance measures

Adjusted gross income and gross margin by segment

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	17,353	14,919	19,443	16,554	16,694	17,236
Cloud Software and Services	5,653	4,883	7,293	5,637	5,121	4,843
Enterprise	3,313	2,870	2,968	3,256	2,955	2,853
Other	-38	108	-143	-171	-117	-18

Total	26,281	22,780	29,561	25,276	24,653	24,914

	2024		2023
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	46.1%	44.3%	43.2%	39.9%	39.3%	40.6%
Cloud Software and Services	37.2%	37.4%	37.3%	36.2%	33.9%	36.1%
Enterprise	51.1%	48.1%	44.3%	48.8%	46.3%	47.6%
Other	-7.5%	18.2%	-22.8%	-24.5%	-22.6%	-2.6%

Total	43.9%	42.7%	41.1%	39.2%	38.3%	39.8%

	2024		2023
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	32,272	14,919	69,927	50,484	33,930	17,236
Cloud Software and Services	10,536	4,883	22,894	15,601	9,964	4,843
Enterprise	6,183	2,870	12,032	9,064	5,808	2,853
Other	70	108	-449	-306	-135	-18

Total	49,061	22,780	104,404	74,843	49,567	24,914

	2024		2023
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	45.2%	44.3%	40.8%	39.9%	40.0%	40.6%
Cloud Software and Services	37.3%	37.4%	36.0%	35.4%	35.0%	36.1%
Enterprise	49.6%	48.1%	46.7%	47.6%	46.9%	47.6%
Other	6.4%	18.2%	-17.7%	-16.0%	-11.2%	-2.6%

Total	43.4%	42.7%	39.6%	39.1%	39.0%	39.8%

48 Ericsson | Second quarter report 2024. July 12, 2024.	Alternative performance measures

Adjusted EBIT (loss) and EBIT margin by segment

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	5,231	4,251	7,404	5,191	4,800	6,424
Cloud Software and Services	88	-303	2,019	421	-294	-442
Enterprise	-17,139	-1,544	-1,616	-33,297	-1,627	-1,623
Other	-71	1,901	-439	-335	-58	-333

Total	-11,891	4,305	7,368	-28,020	2,821	4,026

	2024		2023
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	13.9%	12.6%	16.5%	12.5%	11.3%	15.1%
Cloud Software and Services	0.6%	-2.3%	10.3%	2.7%	-1.9%	-3.3%
Enterprise	-264.3%	-25.9%	-24.1%	-499.0%	-25.5%	-27.1%
Other	-14.1%	319.5%	-70.0%	-47.9%	-11.2%	-48.2%

Total	-19.9%	8.1%	10.3%	-43.5%	4.4%	6.4%

	2024		2023
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	9,482	4,251	23,819	16,415	11,224	6,424
Cloud Software and Services	-215	-303	1,704	-315	-736	-442
Enterprise	-18,683	-1,544	-38,163	-36,547	-3,250	-1,623
Other	1,830	1,901	-1,165	-726	-391	-333

Total	-7,586	4,305	-13,805	-21,173	6,847	4,026

	2024		2023
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	13.3%	12.6%	13.9%	13.0%	13.2%	15.1%
Cloud Software and Services	-0.8%	-2.3%	2.7%	-0.7%	-2.6%	-3.3%
Enterprise	-150.0%	-25.9%	-148.2%	-191.9%	-26.3%	-27.1%
Other	166.4%	319.5%	-46.0%	-38.1%	-32.4%	-48.2%

Total	-6.7%	8.1%	-5.2%	-11.1%	5.4%	6.4%

Rolling four quarters of adjusted EBITA margin by segment (%)

	2024		2023
Rolling four quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	14.0%	13.4%	14.0%	15.7%	17.5%	19.3%
Cloud Software and Services	3.6%	3.0%	2.7%	0.7%	-1.1%	-1.8%
Enterprise	-13.2%	-11.7%	-12.0%	-12.1%	-14.7%	-16.4%
Other	43.6%	43.9%	-45.9%	-146.4%	-142.7%	-136.5%

Total	8.8%	8.5%	8.1%	8.1%	9.1%	10.5%

49 Ericsson | Second quarter report 2024. July 12, 2024.	Alternative performance measures

Adjusted EBITA and EBITA margin by segment

	2024		2023
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	5,252	4,274	7,427	5,215	4,855	6,446
Cloud Software and Services	95	-295	2,029	431	-284	-429
Enterprise	-1,223	-782	-803	-595	-839	-856
Other	-70	1,901	-439	-335	-57	-333

Total	4,054	5,098	8,214	4,716	3,675	4,828

	2024		2023
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	13.9%	12.7%	16.5%	12.6%	11.4%	15.2%
Cloud Software and Services	0.6%	-2.3%	10.4%	2.8%	-1.9%	-3.2%
Enterprise	-18.9%	-13.1%	-12.0%	-8.9%	-13.2%	-14.3%
Other	-13.9%	319.5%	-70.0%	-47.9%	-11.0%	-48.2%

Total	6.8%	9.6%	11.4%	7.3%	5.7%	7.7%

	2024		2023
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	9,526	4,274	23,943	16,516	11,301	6,446
Cloud Software and Services	-200	-295	1,747	-282	-713	-429
Enterprise	-2,005	-782	-3,093	-2,290	-1,695	-856
Other	1,831	1,901	-1,164	-725	-390	-333

Total	9,152	5,098	21,433	13,219	8,503	4,828

	2024		2023
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	13.3%	12.7%	14.0%	13.1%	13.3%	15.2%
Cloud Software and Services	-0.7%	-2.3%	2.7%	-0.6%	-2.5%	-3.2%
Enterprise	-16.1%	-13.1%	-12.0%	-12.0%	-13.7%	-14.3%
Other	166.5%	319.5%	-45.9%	-38.0%	-32.3%	-48.2%

Total	8.1%	9.6%	8.1%	6.9%	6.7%	7.7%

Other ratios

	Q2		Jan-Jun
	2024	2023	2024	2023
Days sales outstanding	—	—	76	82
Inventory turnover days	88	106	94	108
Payable days	70	79	77	86

50 Ericsson | Second quarter report 2024. July 12, 2024.	Alternative performance measures